EXHIBIT 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed, as well as information about our financial condition and future prospects. As the management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our consolidated interim financial statements for the three and nine months ended September 30, 2020 and our 2019 annual consolidated financial statements, as well as our 2019 annual management’s discussion and analysis. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2020 outlook, our expectations related to general economic conditions (including the impact of the COVID-19 pandemic on the U.S. and global economies) and market trends and their anticipated effects on our business segments and expectations related to the proposed London Stock Exchange Group plc/Refinitiv transaction. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook,” “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results” and “Risk Factors” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of November 2, 2020.

We have organized our management’s discussion and analysis in the following key sections:

•	Executive Summary – an overview of our business and key financial highlights	3

•	COVID-19 Update – a description of the impact on our business and our response	5

•	Outlook – our financial outlook and material assumptions and material risks related to the outlook	6

•	Results of Operations – a comparison of our current and prior-year period results	9

•	Liquidity and Capital Resources – a discussion of our cash flow and debt	18

•	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge)	23

•	Proposed LSEG/Refinitiv Transaction – the proposed sale of Refinitiv to LSEG	23

•	Subsequent Events – a discussion of material events occurring after September 30, 2020 and through the date of this management’s discussion and analysis	23

•	Changes in Accounting Policies – a discussion of changes in our accounting policies	23

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	24

•	Additional Information – other required disclosures	25

•	Risk Factors – risk factors that supplement and update those in our 2019 annual report	27

•	Appendix – supplemental information, including regarding Refinitiv’s performance	29

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us”, “the company”, “TRC”, and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

COVID-19 pandemic

In March 2020, the World Health Organization characterized a novel strain of the coronavirus, known as COVID-19, as a pandemic. The global economy continues to experience substantial disruption due to concerns regarding the spread of COVID-19, as well as from the measures intended to mitigate its impact. Throughout this management’s discussion and analysis, we discuss the evolving impact of the COVID-19 pandemic on our business, financial condition and results of operations.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). See the “Additional Information” section of this management’s discussion and analysis for more information regarding adjustments to prior-period segment results.

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Use of non-IFRS financial measures

In this management’s discussion and analysis, we discuss our results on both an IFRS and non-IFRS basis. Our IFRS and non-IFRS results include the results of acquired businesses from the date of purchase. We use non-IFRS measures as supplemental indicators of our operating performance and financial position as well as for internal planning purposes and our business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Our non-IFRS financial measures include:

●	Adjusted EBITDA and the related margin;
●	Adjusted EBITDA less capital expenditures and the related margin;
●	Adjusted earnings and adjusted earnings per share (EPS);
●	Net debt and our leverage ratio of net debt to adjusted EBITDA; and
●	Free cash flow.

We also report changes in our revenues, operating expenses, adjusted EBITDA and the related margin, and adjusted EPS before the impact of foreign currency or at “constant currency”. These measures remove the impacts from changes in foreign currency exchange rates to provide better comparability of our business trends from period to period. To provide greater insight into the revenue growth of our existing businesses on a constant currency basis, we report organic revenue growth (as defined in the glossary below and in Appendix A).

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis and Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of key terms

We use the following terms in this management’s discussion and analysis.

Term	Definition
“Big 3” segments	Our Legal Professionals, Corporates and Tax & Accounting Professionals segments, which comprised 79% of our revenues in each of the third quarter and first nine months of 2020
Blackstone	The Blackstone Group and its subsidiaries
bp	Basis points — one basis point is equal to 1/100th of 1%; “100bp” is equivalent to 1%
constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period
COVID-19	A novel strain of coronavirus that was characterized a pandemic by the World Health Organization during March 2020
EPS	Earnings per share
F&R	Our former Financial & Risk business, now known as Refinitiv
F&R sale or F&R transaction	Our sale of a 55% interest in F&R to private equity funds affiliated with Blackstone, which closed on October 1, 2018
LSEG	London Stock Exchange Group plc
n/a	Not applicable
n/m	Not meaningful
organic or organically

A non-IFRS measure that represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods

Proposed LSEG/Refinitiv transaction	Our agreement with private equity funds affiliated with Blackstone to sell Refinitiv to LSEG
Refinitiv	The name of our former F&R business as of the closing of the F&R transaction. We have owned 45% of Refinitiv since October 1, 2018
$ and US$	U.S. dollars

Executive Summary

Our company

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service - Reuters.

We derive most of our revenues from selling information and software solutions, primarily electronically and on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized in five reportable segments supported by a corporate center:

Third-Quarter 2020 Revenues

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates Serves corporate customers, including the seven largest global accounting firms, with our full suite of offerings across legal, tax, regulatory and compliance functions.

Tax & Accounting Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest firms, which are served by our Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

Supplies business, financial, national and international news to professionals via desktop terminals, including through Refinitiv, the world’s media organizations, industry events and directly to consumers.

Global Print Provides legal and tax information primarily in print format to customers around the world.

Our corporate center centrally manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development. Our corporate center also centrally manages functions such as finance, legal and human resources.

Key Financial Highlights

Our markets and businesses continue to prove resilient in the face of a challenging broader macro-environment caused by COVID-19. We are adapting our business to support our customers as they evolve the way that they work.

Our third-quarter performance exceeded our quarterly outlook. In November 2020, we increased our full-year 2020 business outlook for adjusted EBITDA margin, “Big 3” adjusted EBITDA margin and free cash flow and we reaffirmed our revenue outlook. Please see the “Outlook” section of this management’s discussion and analysis for additional information on our business outlook, including adjustments to our capital expenditures as a percentage of revenues and depreciation and amortization of computer software.

Consolidated results

	Three months ended September 30,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2020	2019	Total	Constant Currency
IFRS Financial Measures
Revenues	1,443	1,413	2%
Operating profit	318	262	21%
Diluted earnings (loss) per share	$0.48	($0.09)	n/m
Cash flow from operations	581	264	117%
Non-IFRS Financial Measures(1)
Revenues	1,443	1,413	2%	3%
Organic revenue growth				2%
Adjusted EBITDA	491	345	42%	45%
Adjusted EBITDA margin	34.0%	24.4%	960bp	1000bp
Adjusted EPS	$0.39	$0.27	44%	48%
Free cash flow	541	126	330%

Supplemental financial results – “Big 3” Segments – Legal Professionals, Corporates and Tax & Accounting Professionals Combined

	Three months ended September 30,
			Change
(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency
Non-IFRS Financial Measures(1)
Revenues	1,134	1,091	4%	5%
Organic revenue growth				5%
Adjusted EBITDA	439	360	22%	21%
Adjusted EBITDA margin	38.7%	33.1%	560bp	540bp

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues increased 2% in total and 3% in constant currency. On an organic basis, revenues increased 2%, as 4% growth in both recurring (80% of total revenues) and transactions revenues was partly offset by a decline in Global Print revenues.

Revenues for our “Big 3” segments (79% of total revenues) grew 4% in total and 5% on both a constant currency and organic basis. The organic increase was driven by 5% growth in recurring revenues (89% of “Big 3” revenues) and 4% growth in transactions revenues.

Operating profit increased 21% as lower costs more than offset higher depreciation and amortization and a lower benefit from the revaluation of warrants that we hold in Refinitiv relating to the proposed sale of Refinitiv to LSEG. Higher revenues also contributed. The increase in adjusted EBITDA and the related margin reflected the full benefit of lower costs as these measures exclude depreciation and the impact of the warrant revaluation among other items. Lower costs were due to the completion of the repositioning of our company in 2019 following the separation of F&R as well as lower expenses from our COVID-19 related efforts to mitigate 2020 annual costs by $100 million, which we discuss later in this management’s discussion and analysis.

Diluted earnings per share was $0.48 compared to a loss per share of $0.09 in the prior-year period, primarily due to higher operating profit, lower losses from our 45% equity interest in Refinitiv and higher income tax benefits. Adjusted EPS, which excludes losses from our equity interest in Refinitiv as well as other adjustments, increased to $0.39 per share from $0.27 per share primarily due to higher adjusted EBITDA, which more than offset higher depreciation and amortization of computer software and higher income tax expense.

Cash flow from operations increased primarily because the prior-year period included significant costs and investments to reposition our company following the separation of F&R as well as residual costs related to the operations of our former F&R business. The 2020 period included savings from our COVID-19 related cost mitigation efforts and lower tax payments. Free cash flow increased for the same reasons, as well as from proceeds from the sale of real estate.

Our company typically does not provide quarterly guidance, but we provided outlooks for our second and third quarters of 2020 given the uncertainties related to the COVID-19 pandemic. Below is a comparison of our actual revenue performance for the third quarter of 2020 compared to the related quarterly outlook.

Non-IFRS Financial Measures (1)	Third-Quarter 2020 Outlook	Third-Quarter 2020 Performance

Total Thomson Reuters
Revenue growth (before currency)	Between 1% and 2%	2.5%	✓
Organic revenue growth	Between 1% and 2%	2.5%	✓

Legal Professionals, Corporates and Tax & Accounting Professionals combined (“Big 3”)
Revenue growth (before currency)	Between 3.0% and 4.0%	4.5%	✓
Organic revenue growth	Between 3.0% and 4.0%	4.6%	✓

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

COVID-19 Update

The information in this section is forward-looking and should be read in conjunction with the sections entitled “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results” and “Risk Factors”.

The global economy continues to experience substantial disruption due to concerns regarding the spread of COVID-19, as well as from the measures intended to mitigate its impact. The duration of the crisis and the long-term impacts on the global economy remain uncertain, as the re-opening of the global economy depends upon society’s ability to contain the transmission of the virus.

Thomson Reuters has not experienced any significant disruptions to its business as a result of COVID-19 and continues to be fully operational. Most employees continue to work remotely from their homes, enabled by technology that allows them to collaborate with customers and each other. We are developing detailed plans for a gradual, safe re-opening of our offices around the world, though we currently expect that the number of people who return to our offices before July 2021 will be small and on a voluntary basis. Essential employees who cannot work from home, such as Reuters News journalists and those working in the company’s Global Print facilities, follow various health and safety standards. We continue to act and plan based on guidance from global health organizations, relevant governments and evolving best practices.

We have approximately 500,000 customers that are largely comprised of legal and tax professionals in corporations and professional service firms, many of whom are also working remotely. Our products enable our customers to remain productive while they work remotely, because they can access most of our products and services through the Internet. While we have cancelled or postponed nearly all in-person conferences, primarily in our Reuters Events business, we replaced many of these events with virtual meetings.

We continue to believe we are well positioned to weather the economic crisis. We have strong businesses that serve large, diverse and historically stable markets and our businesses have historically generated substantial free cash flow, as they are predominantly subscription based with high rates of retention. We believe our business is supported by a solid financial foundation with access to liquidity resources that we believe is adequate to support us through a gradual recovery. As further described in the “Liquidity and Capital Resources” section of this management’s discussion and analysis, our principal sources of liquidity continue to be cash on hand, cash provided by our operations, our $1.8 billion syndicated credit facility and our $1.8 billion commercial paper program. From time to time, we also issue debt securities under a prospectus. As set forth in our full-year 2020 outlook, we expect to generate approximately $1.1 billion of free cash flow this year. As of September 30, 2020, we had $1.2 billion of cash on hand. None of our debt securities are scheduled to mature until 2023.

Our business plan continues to assume that the global economy will gradually recover, despite periods of volatility in the recovery process. We believe that legal and accounting professionals are critical to the effective functioning of world markets and will continue to purchase our products and services. We believe COVID-19 is resulting in more lawyers and accountants migrating to technology-driven products like ours, given their own experiences working remotely. Our core businesses were resilient during past economic downturns, including the downturn that began in 2008. However, given the subscription nature of our business, it is possible that potential negative effects of COVID-19 might not be fully reflected in our results of operations until future periods.

Outlook

The information in this section is forward-looking and should be read in conjunction with the sections entitled “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results” and “Risk Factors”.

Our full-year 2020 business outlook was originally communicated in February 2020. We subsequently updated our outlook in May 2020 to reflect our estimated impact of COVID-19 and in August 2020 to increase our outlook for free cash flow.

In November 2020, we increased our full-year 2020 outlook for adjusted EBITDA margin, free cash flow, capital expenditures as a percentage of revenue, and depreciation and amortization of computer software. We reaffirmed all other outlook metrics for full-year 2020 that we previously provided in August 2020.

Our current full-year 2020 outlook below assumes constant currency rates and excludes the impact of any future acquisitions or dispositions that may occur. We believe that this type of guidance provides useful insight into the performance of our businesses.

2020 Full-Year Outlook

	Total Thomson Reuters Outlook	“Big 3” Segments Outlook

Non-IFRS Financial Measures(1)	2020	2020

Before currency and excluding the impact of future acquisitions/dispositions
Revenue growth	1.0% - 2.0%	3.0% - 4.0%
Organic revenue growth	0% - 1.0%	3.0% - 4.0%
Adjusted EBITDA margin (Increased from 31.0% - 32.0%)	Approximately 32.0%	37.0% - 38.0% (Increased from 36.0% - 37.0%)
Corporate costs	$140 million - $150 million
Free cash flow (Increased from $1.0 billion - $1.1 billion)	Approximately $1.1 billion
Capital expenditures, as a percentage of revenues (Increased from 7.5% - 8.0%)	8.0% - 8.5%
Depreciation and amortization of computer software (Increased from $625 million - $650 million)	$650 million - $675 million
Interest expense	$190 million - $215 million
Effective tax rate on adjusted earnings	Approximately 17% - 19%

(1)	Refer to Appendix A of this management’s discussion and analysis for additional information of our non-IFRS financial measures.

While our third-quarter performance provides us with increasing confidence about our full-year outlook, the global economy continues to experience substantial disruption due to concerns regarding the spread of COVID-19, as well as from the measures intended to mitigate its impact. Any worsening of the global and business economic environment could impact our ability to achieve our outlook.

We mitigated the loss of revenues from COVID-19 on our adjusted EBITDA and free cash flow through a $100 million cost savings program which reduced spending on consulting and advisory services, travel and entertainment, certain development projects and other discretionary spend. Although we exceeded the $100 million cost savings target in the third quarter, we plan to reinvest additional savings from the program in the fourth quarter, resulting in expected full-year savings of approximately $100 million. Our free cash flow outlook assumes that we will experience temporary delays in collecting payments from some customers, but we believe this cash will be collected as the economy improves. We continue to expect to generate strong free cash flow, that, in combination with our other liquidity resources, we believe will be sufficient to fund our cash requirements for the next 12 months. Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information regarding our financial condition.

Material Assumptions and Risks

The following table summarizes our material assumptions and risks that may cause actual performance to differ from our expectations underlying our current 2020 financial outlook, which reflects the global economic crisis caused by the COVID-19 pandemic.

Revenues
Material assumptions	Material risks

● Economic conditions will gradually recover, despite periods of volatility due to disruption caused by COVID-19 and the measures intended to mitigate its impact

● The financial and operational health of our customer base in both the U.S. and global economies will gradually improve with the easing of lockdowns and other restrictions

● We will incur limited cancellations of subscription contracts during the economic crisis, as our products and services will remain critical for legal and tax professionals

● During the extended work from home period, our customers will continue to access our products remotely and will value high quality information and tools that drive productivity and efficiency

● We will maintain our ability to acquire some new customers during the economic crisis, as we enhance our digital platforms and propositions or through other sales initiatives

● Reuters News will experience a significant reduction in demand in its Reuters Events business due to the cancellation of in-person events, as well as lower demand in its consumer and news agency business

● Our workforce will continue to be effective in a remote working environment for an extended period, with the ability to implement new products and services and support existing products for our customers

● Our Global Print facility will continue to remain open and our Reuters News journalists will continue to be able to report on global events

● Print revenues will decline at a greater rate than expected prior to COVID-19

● A limited number of our customers will be unable to pay us or will seek financial accommodations or alternative payment terms due to their financial condition

● Customers will continue to seek software-as-a-service or other cloud-based offerings

● Business disruptions associated with the COVID-19 pandemic, including government enforced quarantines and stay-at-home orders, may continue longer than we expect or may be interrupted by future outbreaks and resurgences of the virus, delaying the anticipated recovery of the global economy

● Global economic uncertainty due to the COVID-19 pandemic as well as related regulatory reform and changes in the political environment may lead to limited business opportunities for our customers, creating significant cost pressures for some of them and potentially constraining the number of professionals employed, which could lead to lower demand for our products and services

● Competitive pricing actions and product innovation could impact our revenues

● Our sales, commercial simplification and product initiatives may be insufficient to retain customers or generate new sales

● Factors that we cannot anticipate may reduce the effectiveness of our employees working remotely, including the inability to execute on key product or customer support initiatives or to perform implementation services remotely

● Factors that we cannot anticipate may require us to suspend or cease operations at our Global Print facility or may limit the ability of Reuters News journalists to report on certain global events

● Our decline in Global Print revenues may be larger than we anticipate if customers do not resume shipments because they are not able to return to their business locations or for other reasons

Adjusted EBITDA margin
Material assumptions	Material risks

● Our ability to achieve revenue growth targets

● Business mix continues to shift to higher-growth product offerings

● Continued investment in growth markets, customer service, product development and digital capabilities

● We will be able to sustain approximately $100 million of cost savings that we have achieved through September 30, 2020 to mitigate the impact of lost revenues on adjusted EBITDA

● Same as the risks above related to the revenue outlook

● The costs of required investments exceed expectations or actual returns are below expectations

● Acquisition and disposal activity may dilute our adjusted EBITDA margin

Free Cash Flow
Material assumptions	Material risks

● Our ability to achieve our revenue and adjusted EBITDA margin targets

● Capital expenditures expected to be approximately between 8.0% and 8.5% of revenues in 2020

● A limited number of our customers will be unable to pay us or will seek financial accommodations or alternative payment terms due to their financial condition

● Deferrals of payments from our customers will be limited, and our access to credit facilities will be sufficient to bridge any gap

● Same as the risks above related to the revenue and adjusted EBITDA margin outlook

● Capital expenditures may be higher than currently expected resulting in higher cash outflows

● The timing and amount of tax payments to governments may differ from our expectations

● A significant deterioration in the macroeconomic environment could negatively impact the ability of our customers to pay us leading to reduced free cash flow. The tightening of credit markets could limit our ability to bridge gaps in payments leading to unexpected operational impacts on our business

Effective tax rate on adjusted earnings
Material assumptions	Material risks

● Our ability to achieve our adjusted EBITDA target

● The mix of taxing jurisdictions where we recognized pre-tax profit or losses in 2019 does not significantly change

● No unexpected changes in tax laws and treaties within the jurisdictions where we operate

● The sale of a significant, but non-strategic, equity investment at a significant gain by the end of 2020

● Depreciation and amortization of computer software between $650 million and $675 million

● Interest expense between $190 million and $215 million

● Same as the risks above related to adjusted EBITDA

● A material change in the geographical mix of our pre-tax profits and losses

● A material change in current tax laws or treaties to which we are subject, and did not expect

● The tax rates and calculations that apply to our taxable income could be impacted if the sale of a significant, but non-strategic equity investment does not occur in 2020

● Depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected

Our outlook contains various non-IFRS financial measures. We believe that providing reconciliations of forward-looking non-IFRS financial measures in our outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, we are unable to reconcile these non-IFRS measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which include fair value adjustments relating to warrants we hold in Refinitiv as well as gains or losses that generally arise from business transactions we do not currently anticipate.

Results of Operations

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over the contract term and our costs are generally incurred evenly throughout the year. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The seasonality of our revenues and expenses has been impacted by COVID-19 in 2020 and by significant costs to reposition our business in 2019 following the sale of a majority interest in F&R.

Consolidated results

	Three months ended September 30,				Nine months ended September 30,

			Change				Change

(millions of U.S. dollars, except per share amounts and margins)	2020	2019	Total	Constant Currency	2020	2019	Total	Constant Currency
IFRS Financial Measures
Revenues	1,443	1,413	2%		4,368	4,323	1%
Operating profit	318	262	21%		973	983	(1%)
Diluted earnings (loss) per share	$0.48	($0.09)	n/m		$1.12	$0.47	138%
Non-IFRS Financial Measures(1)
Revenues	1,443	1,413	2%	3%	4,368	4,323	1%	2%
Organic revenue growth				2%				1%
Adjusted EBITDA	491	345	42%	45%	1,450	1,097	32%	33%
Adjusted EBITDA margin	34.0%	24.4%	960bp	1000bp	33.2%	25.4%	780bp	770bp
Adjusted EBITDA less capital expenditures	374	220	70%		1,046	732	43%
Adjusted EBITDA less capital expenditures margin	25.9%	15.6%	1030bp		24.0%	16.9%	710bp
Adjusted EPS	$0.39	$0.27	44%	48%	$1.31	$0.92	42%	43%

Supplemental financial results – “Big 3” Segments – Legal Professionals, Corporates and Tax & Accounting Professionals Combined

	Three months ended September 30,				Nine months ended September 30,

			Change				Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency	2020	2019	Total	Constant Currency
Non-IFRS Financial Measures(1)
Revenues	1,134	1,091	4%	5%	3,462	3,361	3%	4%
Organic revenue growth				5%				3%
Adjusted EBITDA	439	360	22%	21%	1,296	1,178	10%	10%
Adjusted EBITDA margin	38.7%	33.1%	560bp	540bp	37.4%	35.1%	230bp	220bp

(1)

Refer to Appendices A and B of the management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues

	Three months ended September 30,					Nine months ended September 30,

			Change					Change

(millions of U.S. dollars)	2020	2019	Total	Constant Currency	Organic	2020	2019	Total	Constant Currency	Organic
Recurring revenues	1,153	1,118	3%	4%	4%	3,460	3,368	3%	4%	4%
Transactions revenues	135	128	5%	6%	4%	466	459	1%	2%	(7%)
Global Print revenues	154	168	(8%)	(7%)	(7%)	443	497	(11%)	(10%)	(10%)
Eliminations/Rounding	1	(1)				(1)	(1)
Revenues	1,443	1,413	2%	3%	2%	4,368	4,323	1%	2%	1%

Revenues increased 2% in total and 3% in constant currency in the third quarter. The increase was driven by growth in recurring revenues (80% of total revenues) as well as in transactions revenues, which reflected higher activity in our Tax & Accounting Professionals segment due to the U.S. Government extending the Federal tax filing deadline from April 15, 2020 to July 15, 2020. Global Print revenues decreased, partially reflecting the impact of COVID-19 related shipping delays requested by customers who continue to work remotely. In the nine-month period, revenues increased 1% in total and 2% in constant currency as growth in recurring and transactions revenues more than offset a decline in Global Print revenues. Transactions revenues increased in constant currency due to a benefit from acquisitions.

On an organic basis, revenues increased 2% in the third quarter as growth in recurring and transactions revenues was partly offset by a decline in Global Print revenues. In the nine-month period, organic revenues grew 1% as growth in recurring revenues was largely offset by declines in transactions and Global Print revenues.

Revenues for our “Big 3” segments (79% of total revenues in both periods), grew 4% in total and 5% in constant currency in the third quarter and increased 3% in total and 4% in constant currency in the nine-month period. On an organic basis, revenues for the “Big 3” segments increased 5% in the third quarter due to higher recurring and transactions revenues. In the nine-month period, revenues for the “Big 3” segments increased 3% as higher recurring revenues were partially offset by lower transaction revenues.

Foreign currency negatively impacted revenue growth in both periods primarily due to the strengthening of the U.S. dollar against the Brazilian real and Argentine peso compared to the prior-year periods.

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

Operating profit increased 21% in the third quarter as lower costs more than offset higher depreciation and amortization and a lower benefit from the revaluation of warrants that we hold in Refinitiv relating to the proposed sale of Refinitiv to LSEG. Higher revenues also contributed. In the nine-month period, operating profit declined 1% despite lower costs, as the prior-year period included a significantly higher benefit from the revaluation of warrants that we hold in Refinitiv. In both periods, lower costs reflected the completion of the repositioning of our company in 2019 following the separation of F&R as well as our COVID-19 related cost mitigation efforts. In the third quarter of 2020, we exceeded our $100 million annual cost savings target that we announced in May 2020 to mitigate our loss of revenues from COVID-19. As we plan to reinvest additional savings from the program in the fourth quarter, we expect that our full year savings in response to COVID-19 will be approximately $100 million.

Adjusted EBITDA and the related margin, which excludes the impact from the warrant revaluation, among other items, increased in both periods in total and in constant currency due to lower costs and higher revenues. The improvement in our adjusted EBITDA and the related margin reflected a significant benefit because the prior period included costs to complete the repositioning of our company following the separation from F&R. Excluding this benefit, our adjusted EBITDA margin increased 390bp in the third quarter and 170bp in the nine-month period, with improvements in both periods reflecting our COVID-19 related cost reduction program. Foreign currency negatively impacted adjusted EBITDA margin by 40bp in the third quarter and benefited adjusted EBITDA margin by 10bp in the nine-month period, compared to the prior-year periods.

Adjusted EBITDA less capital expenditures and the related margin increased in both periods driven by higher adjusted EBITDA. Capital expenditures were slightly lower in the third quarter, but higher in the nine-month period.

Operating expenses

	Three months ended September 30,				Nine months ended September 30,

			Change				Change

(millions of U.S. dollars)	2020	2019	Total	Constant Currency	2020	2019	Total	Constant Currency

Operating expenses	955	1,059	(10%)	(11%)	2,901	3,220	(10%)	(8%)

Operating expenses in both periods decreased in total and in constant currency, reflecting the completion of the repositioning of our company in 2019 following the separation of F&R and the benefits of our COVID-19 related cost reduction program. Both periods of 2020 included expenses for estimated bad debts related to customers who may become financially distressed due to COVID-19.

Depreciation and amortization

	Three months ended September 30,			Nine months ended September 30,

(millions of U.S. dollars)	2020	2019	Change	2020	2019	Change
Depreciation	61	38	59%	144	110	30%
Amortization of computer software	133	117	13%	362	326	11%
Subtotal	194	155	25%	506	436	16%
Amortization of other identifiable intangible assets	32	28	15%	92	80	14%

●

Depreciation and amortization of computer software on a combined basis increased in both periods due to the write-down of certain software that we are no longer using as well as the write-down of assets associated with real estate leases that we have vacated in connection with transitioning a small portion of our employees to working remotely on a permanent basis. Increases also reflected higher expenses from newly acquired assets, including those associated with recently acquired businesses, which more than offset benefits from the completion of depreciation and amortization for certain assets acquired in previous years.

●

Amortization of other identifiable intangible assets increased in both periods as expenses associated with recent acquisitions more than offset the completion of amortization of assets acquired in previous years.

Other operating gains, net

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2020	2019	2020	2019
Other operating gains, net	56	91	104	396

Other operating gains, net, included a benefit, in all periods, from the revaluation of warrants that we hold in Refinitiv due to an increase in the share price of LSEG (see the “Proposed LSEG/Refinitiv Transaction” section of this management’s discussion and analysis for additional information). Other operating gains, net, included $46 million (2019 – $91 million) and $47 million (2019 – $366 million) in the three and nine months ended September 30, 2020, respectively, related to the warrants. Additionally, the three and nine-month periods ended September 30, 2020 included gains associated with the sale of real estate and, in the nine-month period, a gain associated with a distribution from an investment. The nine months ended September 30, 2019 also included gains from the sale of several small businesses.

Net interest expense

	Three months ended September 30,			Nine months ended September 30,

(millions of U.S. dollars)	2020	2019	Change	2020	2019	Change
Net interest expense	49	40	22%	146	112	30%

The increase in net interest expense in both periods was due to lower interest income, as the 2019 periods included interest income on proceeds from the F&R transaction that had been set aside to fund acquisitions.

Other finance (income) costs

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2020	2019	2020	2019
Other finance (income) costs	(2)	3	(36)	32

Other finance (income) costs primarily included gains or losses from fluctuations of foreign currency exchange rates on certain intercompany funding arrangements. Both periods in 2020 also included gains related to the ineffective portion of cash flow hedges and, in the nine-month period of 2020, gains related to changes in foreign exchange contracts.

Share of post-tax (losses) earnings in equity method investments

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2020	2019	2020	2019
Refinitiv (45% ownership interest)	(179)	(305)	(392)	(563)
Other equity method investments	1	1	7	8
Share of post-tax losses in equity method investments	(178)	(304)	(385)	(555)

Our share of the post-tax losses from our 45% interest in Refinitiv reflects interest expense for Refinitiv’s debt, as well as expenses to scale the business to facilitate a targeted cost savings run rate of up to $650 million by the end of 2020. The higher loss in the prior-year period reflected charges to revalue preferred equity securities in connection with the proposed transaction to sell Refinitiv to LSEG. The nine-month period of 2020 also included a benefit from the repricing of debt. Refinitiv achieved run-rate savings of $613 million as of September 30, 2020 and believes it is on track to achieve its full annual cost savings run-rate target by the end of 2020. We provide additional information about the performance of our investment in Refinitiv in Appendix C of this management’s discussion and analysis.

Tax (benefit) expense

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2020	2019	2020	2019
Tax (benefit) expense	(147)	(13)	(84)	35

The tax (benefit) expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax (benefit) expense for the full year.

We assess the recoverability of deferred tax assets at the end of each reporting period. The tax benefit for the three and nine months ended September 30, 2020 includes $132 million and $139 million, respectively, for the recognition of deferred tax assets that arose in prior years in various subsidiaries outside the U.S. The deferred tax assets recognized during the three and nine months ended September 30, 2020 almost entirely relate to tax losses and other tax attributes in subsidiaries that have experienced improved profitability within the past year and have projected future taxable profits sufficient to utilize these deferred tax assets. These tax losses and other tax attributes can be carried forward indefinitely.

The comparability of our tax (benefit) expense was impacted by various transactions and accounting adjustments during each period.

The following table sets forth certain components within income tax (benefit) expense that impact comparability from period to period, including tax (benefit) expense associated with items that are removed from adjusted earnings:

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2020	2019	2020	2019

Tax (benefit) expense

Tax items impacting comparability:

Corporate tax laws and rates(1)	(14)	60	32	60

Discrete changes to uncertain tax positions(2)	-	(21)	-	(21)

Deferred tax adjustments(3)	(132)	(17)	(139)	(32)

Subtotal	(146)	22	(107)	7

Tax related to:

Amortization of other identifiable intangible assets	(8)	(5)	(21)	(14)

Share of post-tax losses in equity method investments	(47)	(80)	(100)	(147)

Other operating gains, net	13	27	18	104

Other items	1	-	3	-

Subtotal	(41)	(58)	(100)	(57)

Total	(187)	(36)	(207)	(50)

(1)

This item in 2020 primarily relates to a minimum tax that we do not expect to ultimately pay due to the taxable gains that would arise on the sale of a significant, but non-strategic, equity investment at a significant gain by the end of 2020. However, IFRS requires that we accrue the tax until such time as that transaction takes place. In both years, this amount also includes changes in deferred tax liabilities due to changes in tax laws and rates, and changes to U.S. state deferred tax liabilities resulting from changes in apportionment factors.

(2)

Relates to the release of tax reserves that are no longer required due to the expiration of statute of limitations. We released $22 million of reserves in the 2020 periods, which are not highlighted in the table above, because we did not remove the benefit from adjusted tax expense in 2020 as we believe the likely recurrence of these items will reduce distortion to the comparability of our effective tax rate in future periods.

(3)	Relates primarily to the recognition of deferred tax assets that arose in prior years and adjustments required due to acquisitions and disposals.

Because the items described above impact the comparability of our tax expense or benefit for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2020	2019	2020	2019

Tax (benefit) expense	(147)	(13)	(84)	35

Remove: Items from above impacting comparability	187	36	207	50

Other adjustment:

Interim period effective tax rate normalization(1)	15	(7)	21	1

Total tax expense on adjusted earnings	55	16	144	86

(1)

Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

In June 2019, the U.K. tax authority, HM Revenue & Customs (HMRC), issued notices of assessment under the Diverted Profits Tax regime for the 2015 taxation year of certain of our current and former U.K. affiliates. We paid $31 million in tax, as required under the notices. As we do not believe that these U.K. affiliates fall within the scope of the Diverted Profits Tax regime, we appealed these assessments in July 2019 to obtain a refund. HMRC has opened audit enquiries of subsequent taxation years and, based on recent discussions with HMRC, we believe it is reasonably possible that HMRC may issue similar notices for one or more of those taxation years. If that occurs, we may be required to pay additional taxes as soon as within the next six months. If we are required to make any additional tax payments, which may be material, we intend to vigorously defend our position by contesting the assessments through all available administrative and judicial remedies. Any payment made by us would not be a reflection of our view on the merits of the case. Because we believe that our position is supported by the weight of law, we do not believe that the resolution of this matter will have a material adverse effect on our financial condition taken as a whole. As a result, we have recorded the previous $31 million payment, and would expect to record any potential future payments as receivables on our financial statements since we would expect to receive refunds of any amounts paid pursuant to these notices of assessment.

Results of Discontinued Operations

Earnings (loss) from discontinued operations, net of tax, includes the following:

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2020	2019	2020	2019
Earnings (loss) from discontinued operations, net of tax	1	28	(2)	(9)

The results of discontinued operations included residual income and expenses which were borne by our company following the sale of a majority interest in F&R in October 2018.

Net earnings (loss) and diluted earnings (loss) per share

	Three months ended September 30,			Nine months ended September 30,

(millions of U.S. dollars, except per share amounts)	2020	2019	Change	2020	2019	Change
Net earnings (loss)	241	(44)	n/m	560	240	133%
Diluted earnings (loss) per share	$0.48	($0.09)	n/m	$1.12	$0.47	138%

Net earnings and diluted EPS increased in the third quarter due to higher operating profit, lower losses from our 45% equity interest in Refinitiv and higher income tax benefits. The increase in net earnings and diluted EPS in the nine-month period was due to lower losses from our 45% equity interest in Refinitiv and higher income tax benefits.

Adjusted earnings and adjusted EPS

	Three months ended September 30,				Nine months ended September 30,

			Change				Change

(millions of U.S. dollars, except per share amounts)	2020	2019	Total	Constant Currency	2020	2019	Total	Constant Currency
Adjusted earnings	192	134	46%		652	461	42%
Adjusted EPS	$0.39	$0.27	44%	48%	$1.31	$0.92	42%	43%

Adjusted earnings and the related per share amount increased in both periods primarily due to higher adjusted EBITDA, which more than offset higher depreciation and amortization of computer software and higher income tax expense.

Segment results

The following is a discussion of our five reportable segments and our Corporate costs for the three and nine months ended September 30, 2020. We assess revenue growth for each segment, as well as the businesses within each segment, in constant currency.

See Appendix A of this management’s discussion and analysis for additional information.

Legal Professionals

	Three months ended September 30,					Nine months ended September 30,

			Change					Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency	Organic	2020	2019	Total	Constant Currency	Organic
Recurring revenues	592	562	5%	5%	4%	1,759	1,675	5%	5%	4%
Transactions revenues	44	45	(2%)	(2%)	(4%)	123	137	(11%)	(10%)	(10%)
Revenues	636	607	5%	4%	3%	1,882	1,812	4%	4%	3%
Segment adjusted EBITDA	272	222	22%	21%		756	680	11%	11%
Segment adjusted EBITDA margin	42.8%	36.7%	610bp	580bp		40.2%	37.6%	260bp	250bp

Revenues in total and in constant currency increased in both periods. The increase in constant currency reflected growth in recurring revenues (93% of the Legal Professionals segment in the third quarter), which was partly offset by a decline in transactions revenues (7% of Legal Professionals segment in the third quarter). Both periods included benefits from HighQ and Pondera Solutions, which were acquired in July 2019 and March 2020, respectively. Revenues from law firms, which includes revenues from large global law firms and represent just over two-thirds of the segment’s revenues, increased 2% in the third quarter (3% in the nine-month period), and the segment’s Global business, representing smaller law firms outside the U.S., increased 7% in the third quarter (4% in the nine-month period). U.S. Government revenues grew 12% in the third quarter (11% in the nine-month period) as both periods included the benefits from contracts signed in the fourth quarter of 2019 with the U.S. Department of Justice and the Administrative Office of the U.S. Courts. On an organic basis, revenues of the U.S. Government business grew 9% in both periods and we expect the business to maintain a similar rate in the fourth quarter.

Organic revenues increased in both periods driven by growth in recurring revenues led by Westlaw Edge, the newest version of our legal research platform, Practical Law, our businesses in Europe and Canada, and our Government business. The decline in transactions revenues was due to timing related delays in our Findlaw business.

Segment adjusted EBITDA and the related margin increased in both periods due to higher revenues and the benefits from COVID-19 related cost mitigation efforts, which more than offset higher bad debt expense related to customers who may become financially distressed due to COVID-19. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 30bp and 10bp in the third quarter and nine-month period, respectively.

Corporates

	Three months ended September 30,					Nine months ended September 30,

			Change					Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency	Organic	2020	2019	Total	Constant Currency	Organic
Recurring revenues	287	273	5%	6%	6%	850	803	6%	7%	6%
Transactions revenues	46	46	1%	2%	(1%)	179	177	1%	2%	(2%)
Revenues	333	319	5%	5%	5%	1,029	980	5%	6%	5%
Segment adjusted EBITDA	120	105	14%	14%		355	314	13%	13%
Segment adjusted EBITDA margin	36.0%	33.0%	300bp	280bp		34.5%	32.0%	250bp	210bp

Revenues in total and in constant currency increased in both periods. The increase in constant currency was driven by growth in recurring revenues (86% of the Corporates segment in the third quarter) as well as acquisition-related growth in transactions revenues (14% of the Corporates segment in the third quarter). The nine-month period included the benefits from the July 2019 acquisitions of Confirmation and HighQ, which were essentially offset by the loss of revenues from the sale of the Pangea3/Legal Managed Services (LMS) business in May 2019.

On an organic basis, revenue growth in both periods reflected higher recurring revenues due to the strong performance of our legal and tax products, which more than offset declines in transactions revenues.

Segment adjusted EBITDA and the related margins increased in both periods primarily due to higher revenues. The segment also benefited from COVID-19 related cost mitigation efforts, but these were partially offset by additional reserves for bad debt expense. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 20bp and 40bp in the third quarter and nine-month period, respectively.

Tax & Accounting Professionals

	Three months ended September 30,					Nine months ended September 30,

			Change						Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency	Organic	2020	2019	Total	Constant Currency	Organic
Recurring revenues	133	140	(5%)	(1%)	6%	427	460	(7%)	(4%)	3%
Transactions revenues	32	25	23%	25%	31%	124	109	14%	15%	3%
Revenues	165	165	-	3%	10%	551	569	(3%)	-	3%
Segment adjusted EBITDA	47	33	42%	47%		185	184	1%	3%
Segment adjusted EBITDA margin	28.5%	20.1%	840bp	850bp		33.6%	32.3%	130bp	110bp

In the third quarter, revenues were unchanged in total, but increased in constant currency due to higher transactions revenues (19% of Tax & Accounting Professionals segment in the third quarter). Transactions revenues increased due to the shift from the second quarter to the third quarter of Pay-Per-Return tax filings related to the extension of the U.S. Federal tax filing deadline from April 15, 2020 to July 15, 2020. Recurring revenues (81% of Tax & Accounting Professionals segment in the third quarter) declined due to the loss of revenues from the sale of the Aumentum government business in November 2019. In the nine-month period, revenues declined in total and were unchanged in constant currency as the decline in recurring revenues due to the sale of Aumentum was offset by higher transactions revenues, which benefited from the acquisition of Confirmation.

On an organic basis, revenues increased in both periods due to higher recurring and transactions revenues. In the third quarter, revenue growth benefited from the shift in transactional Pay-Per-Return tax filings from the second quarter to the third quarter. Excluding this benefit, Tax & Accounting Professionals’ organic revenue growth would have been 6%. We expect Tax & Accounting Professionals’ organic revenues to grow between 5% and 7% in the fourth quarter. In the nine-month period, recurring organic revenue growth was 3%, reflecting a negative impact from the permanent acceleration of the release date of some of our UltraTax state software from January 2020 to December 2019 to align with the traditional December release of our U.S. federal tax software. Total and recurring organic revenue growth in the nine-month period would have been 5% and 6%, respectively, without this impact.

Segment adjusted EBITDA and the related margin increased in both periods primarily due to the benefits from COVID-19 related cost mitigation efforts, as well as from the sale of the lower margin Aumentum government business in November 2019. Foreign currency negatively impacted segment adjusted EBITDA margin by 10bp in the third quarter and benefited segment adjusted EBITDA margin by 20bp in the nine-month period, compared to the prior-year periods.

Tax & Accounting Professionals is a more seasonal business relative to our other businesses, with a higher percentage of its segment adjusted EBITDA historically generated in the fourth quarter and to a slightly lesser extent, the first quarter, due to the release of certain tax products. Small movements in the timing of revenues and expenses can impact quarterly margins.

Reuters News

	Three months ended September 30,					Nine months ended September 30,

			Change					Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency	Organic	2020	2019	Total	Constant Currency	Organic
Recurring revenues	141	143	(1%)	(2%)	(2%)	424	430	(1%)	(1%)	(1%)
Transactions revenues	13	12	7%	17%	-	40	36	12%	15%	(36%)
Revenues	154	155	-	(1%)	(2%)	464	466	-	-	(6%)
Segment adjusted EBITDA	23	16	53%	65%		67	58	16%	7%
Segment adjusted EBITDA margin	15.2%	10.0%	520bp	610bp		14.5%	12.4%	210bp	90bp

In both periods, revenues in total were slightly lower and declined on an organic basis. The organic declines reflected lower revenues in the news agency business and the cancellation of in-person conferences in our Reuters Events business, which we acquired in the fourth quarter of 2019, in response to COVID-19. While we were able to convert many of these conferences to virtual events, we were not able to recoup all of the lost revenue from the cancellations. The loss of in-person events revenues does not impact our comparison of the current and prior-period actual results, since we did not own the Reuters Events business in the prior-year period. However, the loss of revenues caused a decline in organic revenues because we include the organic impact from recently acquired businesses in our computation of organic growth, as though we had owned the Reuters Events business in both periods.

All Reuters Events’ in-person conferences have been postponed through the end of 2020, though many events have been held virtually this year. The business is preparing a hybrid events strategy for 2021 that can accommodate both physical and virtual options. Full-year total revenues for Reuters News are expected to decline between 2% and 4% and organic revenues to decline between 6% and 8%.

Segment adjusted EBITDA and the related margin increased in the third quarter due to the benefits from COVID-19 related cost mitigation efforts. In the nine-month period, benefits from COVID-19 related cost mitigation efforts and currency were offset by higher expenses associated with Reuters Events in-person conferences that were cancelled and higher investments. Foreign currency negatively impacted segment adjusted EBITDA margin by 90bp in the third quarter, but benefited segment adjusted EBITDA margin by 120bp in the nine-month period, compared to the prior-year periods.

Global Print

	Three months ended September 30,					Nine months ended September 30,

			Change					Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency	Organic	2020	2019	Total	Constant Currency	Organic
Revenues	154	168	(8%)	(7%)	(7%)	443	497	(11%)	(10%)	(10%)
Segment adjusted EBITDA	64	71	(10%)	(11%)		181	217	(17%)	(17%)
Segment adjusted EBITDA margin	41.1%	42.3%	(120)bp	(170)bp		40.7%	43.7%	(300)bp	(330)bp

Revenues decreased in total, in constant currency, and on an organic basis in both periods, as expected. The delay in shipments requested by some of our customers who continue to work from home during the COVID-19 crisis contributed to the decline. We believe a significant number of these shipments will take place by the end of 2020. However, we expect Global Print’s revenues to decline between 7% and 11% for the full year.

Segment adjusted EBITDA and the related margin decreased in both periods primarily due to lower revenues. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 50bp and 30bp in the third quarter and nine-month period, respectively.

Corporate costs

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2020	2019	2020	2019
Corporate costs	35	102	94	356

Corporate costs decreased in both periods primarily because the 2019 periods included costs and investments to reposition our business following the separation of F&R from the rest of our company, including acceleration of digital strategies, replication of capabilities that we lost with the separation from Refinitiv and severance.

Liquidity and Capital Resources

We have historically maintained a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders. Our approach has provided us with a strong capital structure and liquidity position that we believe will enable us to weather the economic crisis caused by COVID-19. In the first quarter of 2020, before the designation of COVID-19 as a pandemic, we redeemed about $640 million of debt prior to its scheduled maturity in 2021, using borrowings under our commercial paper program. As the economic crisis began to emerge, we borrowed $1.0 billion under our $1.8 billion syndicated credit facility, primarily to repay commercial paper, but also as a precautionary measure given the economic uncertainty caused by COVID-19. In the second quarter of 2020, we repaid the $1.0 billion of borrowings under our credit facility using proceeds from a new issuance of long-term debt that matures in 2025. At September 30, 2020, we had $1.2 billion of cash on hand. Our net debt to adjusted EBITDA leverage ratio as of September 30, 2020 was approximately 1.6:1, which is lower than our target of 2.5:1. As calculated under our credit facility covenant, our net debt to adjusted EBITDA leverage ratio at the end of the third quarter of 2020 was 1.4:1, which is well below the maximum leverage ratio allowed under the credit facility of 4.5:1. None of our debt securities are scheduled to mature until 2023.

We intend to maintain our target to pay 50% to 60% of our expected free cash flow as dividends to our shareholders. We completed the repurchase of $200 million of our common shares in February 2020, and do not anticipate repurchasing more of our shares for the remainder of the year.

We expect that our existing sources of liquidity, cash on hand, cash generated from our operations and funds available from our credit and commercial paper facilities, will be sufficient to fund our projected cash requirements for the next 12 months.

The information above and in this section is forward-looking and should be read in conjunction with the sections entitled “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results” and “Risk Factors”.

Cash flow

Summary of consolidated statement of cash flow

	Three months ended September 30,			Nine months ended September 30,

(millions of U.S. dollars)	2020	2019	$ Change	2020	2019	$ Change
Net cash provided by operating activities	581	264	317	1,179	347	832
Net cash used in investing activities	(62)	(937)	875	(404)	(1,090)	686
Net cash used in financing activities	(318)	(284)	(34)	(443)	(811)	368
Increase (decrease) in cash and bank overdrafts	201	(957)	1,158	332	(1,554)	1,886
Translation adjustments	5	(4)	9	(5)	(2)	(3)
Cash and bank overdrafts at beginning of period	946	2,108	(1,162)	825	2,703	(1,878)
Cash and bank overdrafts at end of period	1,152	1,147	5	1,152	1,147	5
Non-IFRS Financial Measure(1)
Free cash flow	541	126	415	881	(50)	931

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measure.

Operating activities. Net cash provided by operating activities increased in both periods primarily because the prior-year periods included (i) significantly higher costs and investments to reposition our company following the separation of F&R, (ii) residual employee-related costs and tax expenditures related to the operations of our former F&R business, and (iii) in the nine-month period of 2019, a $167 million contribution to a pension plan. Both periods of 2020 benefited from savings from our COVID-19 related cost mitigation efforts, lower tax payments, and payment deferrals of the employer’s portion of payroll-related taxes as allowed under the Coronavirus Aid, Relief and Economic Security (CARES) Act in the U.S. These deferrals, which amounted to $14 million in the third quarter and $34 million in the nine-month period, are interest free, but 50% must be repaid by December 31, 2021, with the remainder repaid by December 31, 2022.

Investing activities. Net cash used in investing activities decreased in both periods due to lower acquisition spending. Acquisition spending was $43 million (2019 – $816 million) and $165 million (2019 – $821 million) in the third quarter and nine-month period of 2020, respectively. In the first quarter of 2020, we acquired Pondera Solutions, a provider of technology and advanced analytics to combat fraud, waste and abuse in healthcare and large government programs and in the second quarter of 2020, we acquired CaseLines, a provider of a cloud-based, evidence sharing platform that allows courts, law enforcement, prosecutors and legal practitioners to digitally collaborate, share and participate in virtual and physical court proceedings. In the third quarter of 2019, we acquired our Confirmation and HighQ businesses.

Capital expenditures were $117 million (2019 – $125 million) and $404 million (2019 – $365 million) in the third quarter and nine-month period of 2020, respectively. Both periods of 2020 included proceeds from the sale of real estate and the nine-month period of 2019 included proceeds from the sales of several small businesses.

Financing activities. Net cash used in financing activities increased slightly in the third quarter of 2020, which included $120 million of commercial paper repayments. The third quarter of 2019 included $98 million of share repurchases. In the nine-month period of 2020, net cash used in financing activities decreased because 2020 included $372 million in proceeds from net borrowings of debt. Refer to the “Commercial paper program”, “Credit facility”, and “Long-term debt” subsections below for additional information regarding our debt activity. In the first nine months of 2020, we returned $747 million to shareholders (2019 – $812 million) through dividends and share repurchases. Refer to the “Dividends” and “Share Repurchases” subsections below for additional information regarding our returns to shareholders.

Cash and bank overdrafts. Cash and cash equivalents in both periods were essentially unchanged.

Free cash flow. Free cash flow increased in both periods primarily due to higher cash from operating activities and proceeds from the sale of real estate.

Additional information about our debt, dividends and share repurchases is as follows:

●

Commercial paper program. Our $1.8 billion commercial paper program provides cost-effective and flexible short-term funding. In January 2020, we issued $630 million of commercial paper, the proceeds of which were used to redeem debt obligations early ahead of their maturity. Most of our commercial paper borrowings were repaid later in the first quarter of 2020, primarily from funds borrowed under our credit facility, as discussed below. The remaining balance of $120 million was repaid in the third quarter of 2020. There was no outstanding commercial paper at September 30, 2020.

●

Credit facility. We have a $1.8 billion syndicated credit facility agreement which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for our commercial paper program). There were no outstanding borrowings under the credit facility at September 30, 2020. We borrowed $1.0 billion under this facility in the first quarter of 2020, which was repaid in the second quarter of 2020. Based on our current credit ratings, the cost of borrowing under the facility is priced at LIBOR/EURIBOR plus 112.5 basis points. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion.

In July 2017, the U.K. Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. As a result, public and private sector industry initiatives are currently underway to identify an alternative reference rate.

If our debt rating is downgraded by Moody’s or S&P, our facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We also monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three quarters after completion, at which time the ratio would revert to 4.5:1. As of September 30, 2020, we were in compliance with this covenant as our ratio of net debt to EBITDA, as calculated under the terms of our syndicated credit facility, was 1.4:1.

●	Long-term debt. The following table provides information regarding notes that we issued and repaid in the nine months ended September 30, 2020.

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes issued
May 2020	2.239% Notes, due 2025	C$1,400
Notes repaid
January 2020	3.309% Notes, due 2021	C$550
January 2020	3.95% Notes, due 2021	US$139

The notes issued in May 2020 were immediately swapped into U.S. dollars and we used the $999 million of net proceeds for general corporate purposes, which included repayment of borrowings under our credit facility.

In January 2020, we repaid notes prior to their scheduled maturity dates for $640 million. This amount included early redemption premiums and the settlement of cross-currency swaps. The repayments were funded with commercial paper borrowings.

In July 2020, we filed a new base shelf prospectus pursuant to which Thomson Reuters Corporation and one of its U.S. subsidiaries, TR Finance LLC, may collectively issue up to $3.0 billion of unsecured debt securities from time to time through August 6, 2022. Any debt securities issued by TR Finance LLC will be fully and unconditionally guaranteed on an unsecured basis by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation. Except for TR Finance LLC and the subsidiary guarantors, none of Thomson Reuters Corporation’s other subsidiaries have guaranteed or would otherwise become obligated with respect to any issued TR Finance LLC debt securities. As of November 2, 2020, neither Thomson Reuters Corporation nor TR Finance LLC has issued any debt securities under the prospectus.

TR Finance LLC is an indirect 100%-owned subsidiary of Thomson Reuters Corporation and was formed with the sole purpose of issuing debt securities. TR Finance LLC has no significant assets or liabilities, as well as no subsidiaries or ongoing business operations of its own. The ability of TR Finance LLC to pay interest, premiums, operating expenses and to meet its debt obligations will depend upon the credit support of Thomson Reuters Corporation and the subsidiary guarantors. Please refer to Appendix E of this management’s discussion and analysis for consolidating summary financial information about TR Finance LLC and the subsidiary guarantors.

●

Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in higher borrowing rates.

In June 2020, Moody’s affirmed our credit ratings and raised our Outlook to Stable from Negative, citing the strength of our business and strong liquidity position, among other items.

The following table sets forth the credit ratings from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	S&P Global Ratings	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F1
Trend/Outlook	Stable	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

●

Dividends. Dividends on our common shares are declared in U.S. dollars. In February 2020, we announced an $0.08 per share increase in the annualized dividend to $1.52 per common share (beginning with the common share dividend that we paid in March 2020). In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2020	2019	2020	2019
Dividends declared per share	$0.38	$0.36	$1.14	$1.08
Dividends declared	189	180	565	541
Dividends reinvested	(6)	(5)	(18)	(17)
Dividends paid	183	175	547	524

●

Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. We have set a target to maintain approximately 500 million common shares outstanding by using share repurchases to offset dilution associated with our dividend reinvestment plan and equity incentive plans.

Our share repurchases are typically effected under a normal course issuer bid (NCIB), which permits us to repurchase common shares in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that our company pays for shares in open market transactions under an NCIB is the market price at the time of purchase or such other price as may be permitted by TSX.

In February 2020, we completed the repurchase of $200 million of our common shares under a buyback program announced in October 2019. Our NCIB subsequently expired in August 2020. We do not anticipate repurchasing more of our shares for the remainder of the year.

Later this year, we plan to request approval from the TSX to renew our NCIB for a new 12 month period starting in January 2021. We anticipate repurchasing shares in 2021 to offset dilution, as discussed earlier in this section.

The following table provides information regarding our share repurchases for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Share repurchases (millions of U.S. dollars)	-	98	200	288
Shares repurchased (number in millions)	-	1.5	2.6	5.0
Share repurchases – average price per share in U.S. dollars	-	$68.34	$78.37	$58.11

Decisions regarding any future repurchases will depend on factors such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Financial position

Our total assets were $17.0 billion at September 30, 2020, relatively unchanged from $17.3 billion at December 31, 2019. At September 30, 2020, the carrying amounts of our total current assets exceeded the carrying amounts of our total current liabilities by $1.1 billion. Normally, our total current liabilities exceed our total current assets principally because current liabilities include a significant amount of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation, we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt and leverage ratio of net debt to adjusted EBITDA

	September 30,	December 31,

(millions of U.S. dollars)	2020	2019
Current indebtedness	-	579
Long-term indebtedness	3,720	2,676
Total debt	3,720	3,255
Swaps	(43)	62
Total debt after swaps	3,677	3,317
Remove fair value adjustments for hedges	(6)	-
Total debt after currency hedging arrangements	3,671	3,317
Remove transaction costs and discounts included in the carrying value of debt	39	36
Add: Lease liabilities (current and non-current)	319	322
Less: cash and cash equivalents(1)	(1,152)	(825)
Net debt(2)	2,877	2,850
Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA(2)(3)	1,846	1,493
Net debt / adjusted EBITDA(2)	1.6:1	1.9:1

(1)

Includes cash and cash equivalents of $44 million and $34 million at September 30, 2020 and December 31, 2019, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

(2)

Amounts represent non-IFRS measures. For additional information about our liquidity, we provide our leverage ratio of net debt to adjusted EBITDA. Refer to Appendix A of this management’s discussion and analysis for additional information of our non-IFRS financial measures.

(3)

For purposes of this calculation, adjusted EBITDA is computed on a rolling 12-month basis and includes adjusted EBITDA of $491 million, $479 million, $480 million and $396 million for the three months ended September 30, 2020, June 30, 2020, March 31, 2020, and December 31, 2019, respectively. Refer to Appendix B of this management’s discussion and analysis as well as our March 31, 2020 and June 30, 2020 interim reports and Appendix C of our 2019 annual management’s discussion and analysis, which is contained in our 2019 annual report, for additional information regarding the calculation of adjusted EBITDA in each of these periods.

At September 30, 2020, our total debt position was $3.7 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. At September 30, 2020, the average maturity of our term debt was approximately 10 years at an average interest rate of less than 5%, all of which is fixed. Our leverage ratio of net debt to adjusted EBITDA was below our target ratio of 2.5:1. Our net debt was relatively unchanged from our December 31, 2019 net debt position (refer to the “Cash Flow” section of this management’s discussion and analysis for additional information).

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2019 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the nine months ended September 30, 2020.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

For additional information, please see the “Risk Factors” section of our 2019 annual report, which contains further information on risks related to legal and tax matters.

Related Party Transactions

As of November 2, 2020, Woodbridge beneficially owned approximately 66% of our shares.

There were no new significant related party transactions during the first nine months of 2020. Refer to the “Related Party Transactions” section of our 2019 annual management’s discussion and analysis, which is contained in our 2019 annual report, as well as note 32 of our 2019 annual consolidated financial statements for information regarding related party transactions.

Proposed LSEG/Refinitiv Transaction

On August 1, 2019, we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion (as of the announcement date). Refinitiv is currently owned 55% by Blackstone and 45% by Thomson Reuters. We expect that the transaction will result in Blackstone and Thomson Reuters ultimately holding a combined 37% economic interest in LSEG (of which a 15% economic interest would be attributed to Thomson Reuters) and a combined voting interest in LSEG of less than 30%. Thomson Reuters’ interest in LSEG shares will be held in an entity jointly owned by Blackstone and Thomson Reuters (the “Blackstone/Thomson Reuters Entity”). Upon the closing of this transaction, Thomson Reuters is projected to indirectly own approximately 82.5 million LSEG shares, which would have a market value of approximately $8.8 billion based on LSEG’s closing share price on November 2, 2020. Our estimated ownership interest above reflects our expected acquisition of an additional interest in Refinitiv pursuant to a warrant agreement entered into with Blackstone, which will be exercised in connection with the transaction closing. The proposed transaction is subject to regulatory clearances and other customary closing conditions and is expected to close in the first quarter of 2021. Although it is currently expected that LSEG will only issue shares as consideration for the transaction, LSEG may, at its option, settle up to $2.5 billion of the consideration in cash. Payment of any cash consideration will reduce the number of LSEG shares issued to the Blackstone/Thomson Reuters Entity.

We expect that the LSEG transaction will be predominantly tax-deferred for Thomson Reuters. We estimate that $600 million of tax will become payable when the deal closes, depending on the price of LSEG shares at that time. We intend to fund this tax liability by either selling down some of our LSEG shares (as permitted under a lock-up agreement the Blackstone/Thomson Reuters Entity has agreed to be subject to for their LSEG shares) and/or by employing other means such that we do not expect the tax payment to materially impact our liquidity position. At the time we can exercise our right to sell our shares, in years 3 and 4 after the closing of the transaction, we would pay tax on such sales at the U.S. corporate tax rate, which is currently 25%.

After the transaction closes, Thomson Reuters’ free cash flow will benefit from any future dividends paid by LSEG to its shareholders. Once applicable post-closing lock-up periods expire, if we sell LSEG shares, we will generate cash which we would decide at the time how to best utilize. Additionally, Reuters News’ 30-year agreement with Refinitiv signed in October 2018 will continue after the closing of the transaction within the combined business.

For additional information about the proposed LSEG/Refinitiv transaction, please see the “Proposed LSEG/Refinitiv Transaction” section of our 2019 annual management’s discussion and analysis, which is contained in our 2019 annual report.

Subsequent Events

There were no material events occurring after September 30, 2020 through the date of this management’s discussion and analysis.

Changes in Accounting Policies

Please refer to the “Changes in Accounting Policies” section of our 2019 annual management’s discussion and analysis, which is contained in our 2019 annual report, for information regarding changes in accounting policies. Since the date of our 2019 annual management’s discussion and analysis, there have not been any significant changes to our accounting policies.

Critical Accounting Estimates and Judgments – Impact of COVID-19 Pandemic

The global economic crisis caused by the COVID-19 pandemic has created significant uncertainty about the future. As a result, some of the estimates and judgments that management makes in preparing the company’s financial statements may be more variable and may change materially in the future. Management initially assessed its critical accounting estimates and judgments in light of COVID-19 in conjunction with the company’s interim report for the three months ended March 31, 2020 and has made no significant changes to these assessments since that time. For purposes of its business planning and valuation estimates, the company continues to assume that the global economy will gradually recover, despite periods of volatility in the recovery process. The following provides information regarding management’s critical accounting estimates and judgments relative to the global economic crisis caused by COVID-19.

Allowance for doubtful accounts and sales adjustments

As of September 30, 2020, the company had reserves of $19 million to reflect that some customers may not be able to pay for the products and services the company has provided and, in limited situations, for credits the company may issue to customers in financial distress. These reserves are specifically related to the global economic crisis and are incremental to reserves that we establish in the ordinary course of business. While we have offered payment plans to some of our customers who may require more time to pay, very few have elected this option to date.

Computer software

The company has not experienced, nor does it expect, material changes to product demand and it does not plan to discontinue any products as a result of the crisis that would require impairment or shortened useful lives.

Other identifiable intangible assets and goodwill

At October 1, 2019, the date of the company’s last impairment test, the estimated fair value less costs of disposal of each cash generating unit (CGU), which comprise each of its reportable segments, exceeded their carrying value by over 100%. The company’s sensitivity analysis demonstrated that no reasonably possible change in its assumptions due to the COVID-19 pandemic, including higher discount rates and reduction in cash flows, would cause the carrying amounts of any CGU, including the carrying value of the indefinite lived tradenames, to exceed its recoverable amount.

Equity method investments and related warrants

Equity method investments consisted primarily of the company’s 45% investment in Refinitiv. On August 1, 2019, the company and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG for a value that is substantially in excess of the carrying value of the company’s investment, as measured by the share price of LSEG at September 30, 2020. The proposed transaction, which was approved by LSEG shareholders in November 2019, remains subject to regulatory clearances and other customary closing conditions and is expected to close in the first quarter of 2021. The company expects to record a significant gain on the transaction upon closing and therefore concluded that there was no impairment to its investment in Refinitiv at September 30, 2020.

Reflecting the terms of the agreement, the company valued the related warrants in Refinitiv at September 30, 2020 primarily based on the number of incremental shares in Refinitiv to which the company is contractually entitled upon closing, the share price of LSEG on September 30, 2020, and management’s assessment that the deal remains highly probable of closing in the first quarter of 2021.

The company holds other investments aggregating $0.2 billion in a variety of industries, including real estate, technology and media, which could become impaired in the future due to economic conditions caused by the COVID-19 pandemic.

Employee future benefits

The assets and obligations for the company’s most significant benefit plans in the U.S. and the U.K. are remeasured each quarter with an offset to other comprehensive income or loss. For the nine months ended September 30, 2020, the company recorded remeasurement gains of $41 million. There were no funding requirements triggered by changes in the value of assets and liabilities associated with the company’s material defined benefit plans due to increased market volatility associated with the economic crisis.

Income taxes

Relevant tax reform related to the economic crisis, most notably the impact of the CARES Act in the U.S., did not have a material impact on the computation of income taxes. The company concluded that its updated projections relating to COVID-19 did not impact its ability to realize its deferred tax assets.

Critical judgments in applying accounting policies

Revenue recognition

Management has elevated its focus on collectability in making its revenue recognition judgments while the crisis persists.

Uncertain tax positions

The company made no changes in its judgments of uncertain tax positions as a result of the COVID-19 pandemic.

Additional Information

Basis of presentation

In the first quarter of 2020, we re-assessed our methodology for allocating costs to our business segments and adjusted our allocations, in connection with the completion of the repositioning of our business in 2019 after the separation of Refinitiv. We adjusted our prior-period segment amounts to reflect the current presentation. The 2019 segment amounts were also adjusted to reflect the transfer of certain revenues among the segments to where they are better aligned. These changes impacted the 2019 financial results of the segments, but did not change the consolidated 2019 financial results. The table below summarizes the changes:

	Three months ended September 30,			Nine months ended September 30,

(millions of U.S. dollars)	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Revenues
Legal Professionals	605	2	607	1,802	10	1,812
Corporates	320	(1)	319	990	(10)	980
Tax & Accounting Professionals	166	(1)	165	570	(1)	569
Eliminations/Rounding	(1)	-	(1)	(2)	1	(1)
Total revenues	1,413	-	1,413	4,323	-	4,323

Adjusted EBITDA
Legal Professionals	227	(5)	222	686	(6)	680
Corporates	110	(5)	105	330	(16)	314
Tax & Accounting Professionals	35	(2)	33	188	(4)	184
Reuters News	5	11	16	31	27	58
Global Print	71	-	71	218	(1)	217
Corporate costs/Rounding	(103)	1	(102)	(356)	-	(356)
Total adjusted EBITDA	345	-	345	1,097	-	1,097

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We are engaged in a long-term efficiency initiative which impacts our financial reporting. We are enhancing our order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline and automate processes across our organization through this initiative.

As we are implementing this initiative in phases over an extended period, the nature and extent of activity will vary by quarter. The initiative could result in material changes to our internal control over financial reporting depending on the nature and volume of work completed, as we will continue to modify the design, operation and documentation of the related internal control processes and procedures, as necessary.

Following the separation of the F&R business from our company in October 2018, a significant number of employees who performed accounting and reporting functions were transferred to Refinitiv. Transition services agreements have been in place between Thomson Reuters and Refinitiv since the companies separated. While a number of key controls continue to be performed under the transition services agreements, there were no material changes in key controls over our financial reporting processes.

Except as described above, there was no change in our internal control over financial reporting during the last fiscal quarter of 2020 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of November 2, 2020, we had outstanding 496,967,791 common shares, 6,000,000 Series II preference shares, 3,460,837 stock options and a total of 2,886,804 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2019 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, statements regarding the potential or expected impact of the COVID-19 pandemic on Thomson Reuters, its customers and the general economy, statements about the company’s 2020 business outlook and other expectations regarding the future financial and operational performance of the company and its individual business segments (notably regarding the Legal Professionals segment’s Government business revenues, Tax & Accounting Professionals segment revenues, the Reuters Events business and Reuters News segment revenues and Global Print segment shipments and revenues), the number of LSEG shares that Thomson Reuters is projected to indirectly own upon closing of the proposed sale of Refinitiv, the company’s current expectations regarding the timing for closing of the proposed LSEG/Refinitiv transaction, Refinitiv’s belief regarding achieving its full annual cost savings run-rate target by the end of 2020, the company’s expectations regarding its liquidity and capital resources, the company’s expectations regarding its COVID-19 cost savings program, and the company’s expectations regarding dividends and share repurchases. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes and there is no assurance that the events described in any forward-looking statement will materialize. Forward-looking statements, including those related to the COVID-19 pandemic, are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of the COVID-19 pandemic on our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2019 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Many of those risks are, and could be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. There is no assurance that any forward-looking statement will materialize.

Our company’s 2020 business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments (including those related to the COVID-19 pandemic), as well as other factors that the company believes are appropriate under the circumstances.

Our company has provided an outlook for the purpose of presenting information about current expectations for 2020. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Risk Factors

We are updating and supplementing the risk factors disclosed in our 2019 annual report and our second-quarter 2020 management’s discussion and analysis with the risk factor below, which should be read together with the risk factors in our 2019 annual report and our second-quarter 2020 management’s discussion and analysis.

The COVID-19 pandemic has, and likely will continue to, adversely affect our business, financial condition and results of operations. We have been, and likely will continue to be, adversely affected by uncertainty, downturns and changes in the markets that we serve, in particular in the legal, tax and accounting industries.

The global economy continues to experience substantial disruption due to concerns regarding the spread of COVID-19, as well as from the measures intended to mitigate its impact. COVID-19 and related containment measures have already caused a global economic downturn and the continued spread of COVID-19 could cause a global recession. We are unable to predict the extent and duration of any such downturn, whether there will be such a recession or the ultimate impact of the pandemic on demand for our products and services due to various uncertainties, such as the duration and severity of the outbreak, actions that may be taken by governmental authorities, businesses and individuals in response to the pandemic, and the effect on our customers. In the second quarter of 2020, we began to experience negative impacts from COVID-19 and related containment measures on our revenue performance. We expect to continue to be adversely affected and the impact of the pandemic on our business in the future could be material. While we have implemented measures and plans designed to mitigate the effects of COVID-19, our efforts may prove to be inadequate.

Our performance depends on the financial health and strength of our customers, which in turn is primarily dependent on the general economy in the United States (79% of our 2019 revenues) and secondarily on the general economies in Europe, Asia Pacific, Canada and Latin America. Cost-cutting, reduced spending or reduced activity by any of our customer segments may decrease demand for, and usage of, some of our products and services. This could adversely affect our financial results by reducing our revenues, which could in turn reduce the profitability of some of our products and services. Cost-cutting by customers has also caused us to further simplify our organization and take additional steps beyond those we might otherwise take to optimize our own cost structure as a means to maintain or improve profitability. While we are mitigating the impact of lower 2020 revenues on our adjusted EBITDA and our free cash flow through a cost savings program which reduced spending on consulting and advisory services, travel and entertainment, certain development projects and other discretionary spend, we may need to more aggressively reduce our costs in the future.

Because a high proportion of our revenues are recurring (78% of our 2019 revenues), we believe that our revenue patterns are generally more stable compared to other business models that primarily involve the sale of products in discrete or one-off arrangements. However, this also means that there is often a lag in realizing the impact of current sales or cancellations in our reported revenues, as we recognize revenues over the term of the arrangement. Because of this lag effect, our revenues are typically slower to decline when economic conditions worsen, but are also often slower to return to growth when economic activity improves, as compared to other businesses that are not subscription-based. Our transactions revenues (10% of our 2019 revenues), which include professional fees from service and consulting arrangements, fluctuate when economic conditions worsen, such as during the COVID-19 pandemic.

In 2019, we derived 78% of our revenues from our Legal Professionals, Corporates and Tax & Accounting Professionals businesses, which primarily serve professionals in the legal, tax and accounting industries. Global uncertainty and changing economic conditions can impact these industries. In the legal industry, COVID-19 and related containment measures have caused many courts to cancel or postpone legal proceedings and transactional work has slowed in various practice areas. As a result of COVID-19, our customers are focusing on the health and safety of their employees and businesses and are looking to reduce costs. Some of our customers may also slow down decision-making or delay planned renewals or implementations as a result of the pandemic, which may disrupt historical spending patterns. Slowdowns in work for law or tax and accounting firms may result in reduced demand for some of our products and services. While we expect that a limited number of our customers will be unable to pay us or will seek financial accommodations or alternative payment terms due to their financial condition, if a greater number of customers or some of our larger customers are unable or unwilling to pay us, it could adversely impact our revenues and financial condition.

COVID-19 has caused Global Print’s revenues to decline at a greater rate than was expected prior to the pandemic. While our manufacturing plant in Minnesota has remained open as an “essential business”, we experienced significant customer requests in the second quarter to delay print shipments as many of our customers were not working in their offices due to government and company mandated office shutdowns in the U.S. and many other countries. As these print materials have historically been viewed as critical content for law firms and government agencies, we expect a significant number of these delayed shipments will eventually take place in 2020. However, there is no assurance that will occur. An accelerated decline in Global Print revenues related to the COVID-19 pandemic could adversely affect our profitability (as Global Print has higher margins than our overall business) as well as our cash flows.

COVID-19 has impacted our Reuters News business and we currently expect the segment’s full-year 2020 revenues in total and on an organic basis to decline. Our Reuters Events business (which we acquired in the fourth quarter of 2019) cancelled or postponed nearly all in-person conferences in response to COVID-19 through the end of 2020. We are unable to predict when Reuters Events will be able to resume in-person conferences.

COVID-19 has caused us to modify several of our business practices and operations and we may take further actions as may be required by government authorities or that we believe are in the best interests of our employees, customers, partners, suppliers and other stakeholders. Most of our employees are currently working from home, which can introduce additional operational risks, including cybersecurity risks. Working from home arrangements have impacted the way that we conduct our product development, customer support, sales and other activities, which could have an adverse effect on our operations. While our sales force is pursuing new sales and renewals while working from home, prolonged restrictions or limitations on the ability of our sales force to travel to meet prospective or existing customers in person may adversely affect our ability to generate future revenues. In certain countries, such as India, we have a large number of employees performing and supporting critical operations. An extended closure of any facilities performing critical operations could in the future disrupt our ability to provide our services and solutions. Illness and workforce disruptions could also lead to the unavailability of senior management or other key personnel and adversely impact our ability to perform critical functions. We cannot provide any assurance that our measures will be sufficient to mitigate the risks posed by COVID-19.

Many of the risks discussed in the Risk Factors section of our 2019 annual report, and in this management’s discussion and analysis are, and could be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Developments related to COVID-19 have been rapidly changing, and additional impacts and risks may arise that we may not currently be aware of or able to appropriately respond to, including if the pandemic is prolonged or expands more widely around the world. While we are closely monitoring the impact of COVID-19, the future impact of the pandemic is highly uncertain and cannot be predicted and there is no assurance that the pandemic will not have a material adverse impact in the future on our business, financial condition or results of operations. The extent of the impact, individually or in the aggregate, will depend on future developments, including actions taken to contain the financial and economic impact of the pandemic. Even after the pandemic and related containment measures subside, we may continue to experience adverse impacts to our business, financial condition and results of operations, the extent of which may be material.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies.

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in Appendix B and the “Liquidity and Capital Resources” section of our management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Segment adjusted EBITDA, consolidated adjusted EBITDA and the related margins

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.

Consolidated adjusted EBITDA is comprised of adjusted EBITDA from each reportable segment and Corporate costs.

The related margins are expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used to assess our ability to incur and service debt.

Earnings (loss) from continuing operations

Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures. The related margin is expressed as a percentage of revenues.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.

Earnings (loss) from continuing operations

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Adjusted earnings and adjusted EPS

Net earnings:

● excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We calculate the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

● We also deduct dividends declared on preference shares.

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Net earnings (loss) and diluted earnings (loss) per share
Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to pre-tax adjusted earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full-year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt:

Total indebtedness (including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments), and lease liabilities less cash and cash equivalents.

Provides commonly used measures of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)

Net debt to adjusted EBITDA: Net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a

company’s ability to pay its debt. Our non-IFRS measure is aligned with the calculation of our internal target and is more conservative than the maximum ratio allowed under our contractual covenants in our credit facility.

For adjusted EBITDA, refer to the definition above for the most directly comparable IFRS measure

Free cash flow

Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal, dividends paid on our preference shares, and dividends paid to non-controlling interests.

	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are

reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

● Revenues

● Operating expenses

Non-IFRS Measures:

● Adjusted EBITDA and adjusted EBITDA margin

● Adjusted EPS

Provides better comparability of business trends from period to period.

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

For each non-IFRS measure, refer to the definitions above for the most directly comparable IFRS measure.

Changes in revenues computed on an “organic” basis

Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.

● For acquisitions, we calculate organic growth as though we had owned the acquired business in both periods. We compare revenues for the acquired business for the period we owned the business to the same prior-year period revenues for that business, when we did not own it.

● For dispositions, we calculate organic growth as though we did not own the business in either period. We exclude revenues of the disposed business from the point of disposition, as well as revenues from the same prior-year period before the sale.

	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues

Appendix B

This appendix provides reconciliations of certain non-IFRS measures to the most directly comparable IFRS measure that are not presented elsewhere in this management’s discussion and analysis for the three and nine months ended September 30, 2020 and 2019.

Reconciliation of earnings (loss) from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars, except margins)	2020	2019	2020	2019

Earnings (loss) from continuing operations	240	(72)	562	249

Adjustments to remove:

Tax (benefit) expense	(147)	(13)	(84)	35

Other finance (income) costs	(2)	3	(36)	32

Net interest expense	49	40	146	112

Amortization of other identifiable intangible assets	32	28	92	80

Amortization of computer software	133	117	362	326

Depreciation	61	38	144	110

EBITDA	366	141	1,186	944

Adjustments to remove:

Share of post-tax losses in equity method investments	178	304	385	555

Other operating gains, net	(56)	(91)	(104)	(396)

Fair value adjustments	3	(9)	(17)	(6)

Adjusted EBITDA	491	345	1,450	1,097

Deduct: Capital expenditures	(117)	(125)	(404)	(365)

Adjusted EBITDA less capital expenditures	374	220	1,046	732

Adjusted EBITDA margin	34.0%	24.4%	33.2%	25.4%

Adjusted EBITDA less capital expenditures margin	25.9%	15.6%	24.0%	16.9%

Reconciliation of net earnings (loss) to adjusted earnings and adjusted EPS

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars, except per share amounts and share data)	2020	2019	2020	2019

Net earnings (loss)	241	(44)	560	240

Adjustments to remove:

Fair value adjustments	3	(9)	(17)	(6)

Amortization of other identifiable intangible assets	32	28	92	80

Other operating gains, net	(56)	(91)	(104)	(396)

Other finance (income) costs	(2)	3	(36)	32

Share of post-tax losses in equity method investments	178	304	385	555

Tax on above items(1)	(41)	(58)	(100)	(57)

Tax items impacting comparability(1)	(146)	22	(107)	7

(Earnings) loss from discontinued operations, net of tax	(1)	(28)	2	9

Interim period effective tax rate normalization(1)	(15)	7	(21)	(1)

Dividends declared on preference shares	(1)	-	(2)	(2)

Adjusted earnings	192	134	652	461

Adjusted EPS	$0.39	$0.27	$1.31	$0.92

Diluted weighted-average common shares (millions)	498.4	503.3	497.8	503.2

(1)	See the “Results of Operations—Tax (benefit) expense” section of this management’s discussion and analysis for additional information.

Reconciliation of net cash provided by operating activities to free cash flow

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2020	2019	2020	2019

Net cash provided by operating activities	581	264	1,179	347

Capital expenditures	(117)	(125)	(404)	(365)

Proceeds (payments) from disposals of property and equipment	98	(2)	162	-

Other investing activities	-	1	2	5

Payments of lease principal	(20)	(12)	(56)	(35)

Dividends paid on preference shares	(1)	-	(2)	(2)

Free cash flow	541	126	881	(50)

Reconciliation of changes in revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Three months ended September 30,

			Change

(millions of U.S. dollars)	2020	2019	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Revenues

Legal Professionals	636	607	5%	-	4%	1%	3%

Corporates	333	319	5%	(1%)	5%	1%	5%

Tax & Accounting Professionals	165	165	-	(4%)	3%	(7%)	10%

“Big 3” Segments Combined	1,134	1,091	4%	(1%)	5%	-	5%

Reuters News	154	155	-	1%	(1%)	1%	(2%)

Global Print	154	168	(8%)	-	(7%)	-	(7%)

Eliminations/Rounding	1	(1)

Total revenues	1,443	1,413	2%	-	3%	-	2%

Reconciliation of changes in recurring revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Three months ended September 30,

			Change

(millions of U.S. dollars)	2020	2019	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Recurring Revenues

Legal Professionals	592	562	5%	-	5%	1%	4%

Corporates	287	273	5%	(1%)	6%	-	6%

Tax & Accounting Professionals	133	140	(5%)	(4%)	(1%)	(7%)	6%

“Big 3” Segments Combined	1,012	975	4%	(1%)	4%	-	5%

Reuters News	141	143	(1%)	1%	(2%)	-	(2%)

Total recurring revenues	1,153	1,118	3%	-	4%	-	4%

(1)	Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Reconciliation of changes in transactions revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Three months ended September 30,

			Change

(millions of U.S. dollars)	2020	2019	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Transactions Revenues

Legal Professionals	44	45	(2%)	-	(2%)	2%	(4%)

Corporates	46	46	1%	(1%)	2%	3%	(1%)

Tax & Accounting Professionals	32	25	23%	(2%)	25%	(6%)	31%

“Big 3” Segments Combined	122	116	5%	-	5%	1%	4%

Reuters News	13	12	7%	(10%)	17%	17%	-

Total transactions revenues	135	128	5%	(1%)	6%	2%	4%

Reconciliation of changes in revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Nine months ended September 30,

			Change

(millions of U.S. dollars)	2020	2019	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Revenues

Legal Professionals	1,882	1,812	4%	-	4%	1%	3%

Corporates	1,029	980	5%	(1%)	6%	1%	5%

Tax & Accounting Professionals	551	569	(3%)	(3%)	-	(3%)	3%

“Big 3” Segments Combined	3,462	3,361	3%	(1%)	4%	1%	3%

Reuters News	464	466	-	-	-	6%	(6%)

Global Print	443	497	(11%)	(1%)	(10%)	-	(10%)

Eliminations/Rounding	(1)	(1)

Total revenues	4,368	4,323	1%	(1%)	2%	1%	1%

Reconciliation of changes in recurring revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Nine months ended September 30,

			Change

(millions of U.S. dollars)	2020	2019	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Recurring Revenues

Legal Professionals	1,759	1,675	5%	-	5%	1%	4%

Corporates	850	803	6%	(1%)	7%	1%	6%

Tax & Accounting Professionals	427	460	(7%)	(4%)	(4%)	(6%)	3%

“Big 3” Segments Combined	3,036	2,938	3%	(1%)	4%	-	4%

Reuters News	424	430	(1%)	-	(1%)	-	(1%)

Total recurring revenues	3,460	3,368	3%	(1%)	4%	-	4%

(1)	Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Reconciliation of changes in transactions revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Nine months ended September 30,

			Change

(millions of U.S. dollars)	2020	2019	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Transactions Revenues

Legal Professionals	123	137	(11%)	-	(10%)	-	(10%)

Corporates	179	177	1%	(1%)	2%	4%	(2%)

Tax & Accounting Professionals	124	109	14%	(2%)	15%	12%	3%

“Big 3” Segments Combined	426	423	-	(1%)	1%	4%	(3%)

Reuters News	40	36	12%	(4%)	15%	52%	(36%)

Total transactions revenues	466	459	1%	(1%)	2%	9%	(7%)

(1)	Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Reconciliation of changes in adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency(1)

	Three months ended September 30,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2020	2019	Total	Foreign Currency	Constant Currency

Adjusted EBITDA

Legal Professionals	272	222	22%	1%	21%

Corporates	120	105	14%	-	14%

Tax & Accounting Professionals	47	33	42%	(5%)	47%

“Big 3” Segments Combined	439	360	22%	-	21%

Reuters News	23	16	53%	(12%)	65%

Global Print	64	71	(10%)	1%	(11%)

Corporate costs	(35)	(102)	n/a	n/a	n/a

Consolidated adjusted EBITDA	491	345	42%	(3%)	45%

Adjusted EBITDA Margin

Legal Professionals	42.8%	36.7%	610bp	30bp	580bp

Corporates	36.0%	33.0%	300bp	20bp	280bp

Tax & Accounting Professionals	28.5%	20.1%	840bp	(10)bp	850bp

“Big 3” Segments Combined	38.7%	33.1%	560bp	20bp	540bp

Reuters News	15.2%	10.0%	520bp	(90)bp	610bp

Global Print	41.1%	42.3%	(120)bp	50bp	(170)bp

Corporate costs	n/a	n/a	n/a	n/a	n/a

Consolidated adjusted EBITDA margin	34.0%	24.4%	960bp	(40)bp	1000bp

Consolidated operating expenses	955	1,059	(10%)	1%	(11%)

Consolidated adjusted EPS	$0.39	$0.27	44%	(4%)	48%

(1)

Growth percentages and adjusted EBITDA margins are computed using whole dollars. Accordingly, percentages and margins calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Reconciliation of changes in adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency(1)

	Nine months ended September 30,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2020	2019	Total	Foreign Currency	Constant Currency

Adjusted EBITDA

Legal Professionals	756	680	11%	-	11%

Corporates	355	314	13%	-	13%

Tax & Accounting Professionals	185	184	1%	(3%)	3%

“Big 3” Segments Combined	1,296	1,178	10%	-	10%

Reuters News	67	58	16%	10%	7%

Global Print	181	217	(17%)	-	(17%)

Corporate costs	(94)	(356)	n/a	n/a	n/a

Consolidated adjusted EBITDA	1,450	1 ,097	32%	(1%)	33%

Adjusted EBITDA Margin

Legal Professionals	40.2%	37.6%	260bp	10bp	250bp

Corporates	34.5%	32.0%	250bp	40bp	210bp

Tax & Accounting Professionals	33.6%	32.3%	130bp	20bp	110bp

“Big 3” Segments Combined	37.4%	35.1%	230bp	10bp	220bp

Reuters News	14.5%	12.4%	210bp	120bp	90bp

Global Print	40.7%	43.7%	(300)bp	30bp	(330)bp

Corporate costs	n/a	n/a	n/a	n/a	n/a

Consolidated adjusted EBITDA margin	33.2%	25.4%	780bp	10bp	770bp

Consolidated operating expenses	2,901	3,220	(10%)	(2%)	(8%)

Consolidated adjusted EPS	$1.31	$0.92	42%	(1%)	43%

(1)

Growth percentages and adjusted EBITDA margins are computed using whole dollars. Accordingly, percentages and margins calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Reconciliation of weighted-average diluted shares used in adjusted EPS

Because we reported a net loss for continuing operations under IFRS for the three months ended September 30, 2019, the weighted-average number of common shares used for basic and diluted loss per share is the same for all per-share calculations in the period, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since our non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

Three months ended September 30,

(weighted-average common shares)	2019

IFRS: Basic and diluted	501,240,480

Effect of stock options and other equity incentive awards	2,043,370

Non-IFRS diluted	503,283,850

Appendix C

Information about Refinitiv

Our company owns a 45% interest in Refinitiv, which was formerly our wholly owned F&R business. 55% of Refinitiv is owned by private equity funds affiliated with Blackstone. Our IFRS results include our 45% share of Refinitiv’s results reported in a single line item on our consolidated income statement titled “Share of post-tax losses in equity method investments.“ Our non-IFRS measures, including adjusted earnings, exclude our share of post-tax results in Refinitiv and other equity method investments.

The table below sets forth selected financial information for 100% of Refinitiv for the three and nine months ended September 30, 2020 and 2019 on both an IFRS and non-IFRS basis. Refinitiv reports on a US GAAP basis and provides a reconciliation to IFRS in accordance with Thomson Reuters’ accounting policies. A reconciliation from the IFRS measures to the related non-IFRS measures is included in this appendix.

The following information, which has been provided by Refinitiv, is unaudited.

	Three months ended September 30,				Nine months ended September 30,

			Change				Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Before Currency & Excluding Businesses Disposed	2020	2019	Total	Before Currency & Excluding Businesses Disposed

IFRS Measures

Revenues	1,615	1,557	4%	2%	4,836	4,674	3%	3%

Net loss	(389)	(656)			(808)	(1,201)

Cash flow from operations	584	404			933	477

Capital expenditures, less proceeds from disposals	132	182			475	419

Debt at September 30, 2020 and September 30, 2019					14,308	13,907

Non-IFRS Measures

Adjusted EBITDA	643	543			1,874	1,655

Adjusted EBITDA margin	39.8%	34.9%			38.8%	35.4%

Free cash flow	443	211			436	(41)

The following reconciliations of IFRS measures to non-IFRS measures are based on Refinitiv’s definition of non-GAAP measures, which is not the same as the definitions used by Thomson Reuters.

Reconciliation of net loss to adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars, except margins)	2020	2019	2020	2019

Net loss	(389)	(656)	(808)	(1,201)

Adjustments to remove:

Tax expense (benefit)	31	38	39	(22)

Finance costs	267	570	710	1,074

Depreciation and amortization	517	486	1,474	1,431

EBITDA	426	438	1,415	1,282

Adjustments to remove:

Share of post-tax losses (earnings) in equity method Investments	2	-	-	(1)

Other operating losses (gains)	63	(21)	54	(20)

Fair value adjustments	9	7	30	45

Share-based compensation	5	35	26	42

Transformation-related costs	138	84	349	307

Adjusted EBITDA	643	543	1,874	1,655

Adjusted EBITDA margin	39.8%	34.9%	38.8%	35.4%

Reconciliation of net cash provided by operating activities to free cash flow

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2020	2019	2020	2019

Net cash provided by operating activities	584	404	933	477

Capital expenditures, less proceeds from disposals	(132)	(182)	(475)	(419)

Other investing activities	-	1	1	1

Dividends paid to non-controlling interests	(9)	(12)	(23)	(100)

Free cash flow	443	211	436	(41)

Appendix D

Quarterly information

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended

(millions of U.S. dollars, except per share amounts)	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018

Revenues	1,443	1,405	1,520	1,583	1,413	1,423	1,487	1,527

Operating profit	318	365	290	216	262	447	274	135

Earnings (loss) from continuing operations	240	131	191	1,321	(72)	207	114	(103)

Earnings (loss) from discontinued operations, net of tax	1	(5)	2	3	28	(27)	(10)	3,478

Net earnings (loss)	241	126	193	1,324	(44)	180	104	3,375

Earnings (loss) attributable to common shareholders	241	126	193	1,324	(44)	180	104	3,375

Basic earnings (loss) per share

From continuing operations	$0.48	$0.26	$0.38	$2.64	$(0.14)	$0.41	$0.23	$(0.19)

From discontinued operations	-	(0.01)	0.01	0.01	0.05	(0.05)	(0.02)	6.32

	$0.48	$0.25	$0.39	$2.65	$(0.09)	$0.36	$0.21	$6.13

Diluted earnings (loss) per share

From continuing operations	$0.48	$0.26	$0.38	$2.63	$(0.14)	$0.41	$0.22	$(0.19)

From discontinued operations	-	(0.01)	0.01	0.01	0.05	(0.05)	(0.02)	6.32

	$0.48	$0.25	$0.39	$2.64	$(0.09)	$0.36	$0.20	$6.13

Revenues – Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Revenues in second quarter of 2020 were negatively impacted by delayed print shipments and timing of pay-per-return revenues in our Tax & Accounting Professionals segment, both due to the COVID-19 pandemic. Foreign currency had a slightly negative impact on our revenues for most of the eight-quarter period. Acquisitions positively impacted revenues beginning in the third quarter of 2019 when we acquired HighQ and Confirmation, but the impact was partly offset by the loss of revenues from certain businesses that we sold.

Operating profit – Similarly, our operating profit does not tend to be significantly impacted by seasonality, as most of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable, and when our revenues decline, we become less profitable. Beginning in the fourth quarter of 2018 through the fourth quarter of 2019, our operating profit was significantly impacted by costs and investments to reposition our business following the closing of the F&R transaction in October 2018. In 2020, operating profit benefited from lower costs due to the completion of the repositioning of our company in 2019 and, beginning with the second quarter of 2020, our COVID-19 related cost mitigation efforts. In the third quarter of 2019, operating profit benefited from a significant gain on the revaluation of warrants that we hold in Refinitiv.

Net earnings (loss) – The increase in net earnings in the fourth quarter of 2019 was due to a $1.2 billion deferred tax benefit associated with the reorganization of certain foreign operations. The increase in net earnings in the fourth quarter of 2018 was due to a $3.4 billion gain on the sale of a majority interest in our F&R business.

Appendix E

Guarantor Supplemental Financial Information

The following tables set forth consolidating summary financial information in connection with the full and unconditional guarantee by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation (referred to as the Guarantor Subsidiaries), of any debt securities issued by TR Finance LLC under a trust indenture to be entered into between Thomson Reuters Corporation, TR Finance LLC, the Guarantor Subsidiaries, Computershare Trust Company of Canada, and Deutsche Bank Trust Company Americas. TR Finance LLC is an indirect 100%-owned subsidiary of Thomson Reuters Corporation and was formed with the sole purpose of issuing debt securities. TR Finance LLC has no significant assets or liabilities, as well as no subsidiaries or ongoing business operations of its own. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

The tables below contain consolidating summary financial information for the following:

●	Parent – Thomson Reuters Corporation, the direct or indirect owner of all of its subsidiaries
●	Subsidiary Issuer – TR Finance LLC
●	Guarantor Subsidiaries on a combined basis
●	Non-Guarantor Subsidiaries – Other subsidiaries of Thomson Reuters Corporation on a combined basis that will not guarantee TR Finance LLC debt securities
●	Eliminations – Consolidating adjustments
●	Thomson Reuters on a consolidated basis

The Guarantor Subsidiaries referred to above are comprised of the following indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation.

●	Thomson Reuters Applications Inc., which operates part of the company’s Legal Professionals, Tax & Accounting Professionals and Corporates businesses;
●	Thomson Reuters (Tax & Accounting) Inc., which operates part of the company’s Tax & Accounting Professionals business; and
●	West Publishing Corporation, which operates part of the company’s Legal Professionals, Corporates and Global Print businesses.

Thomson Reuters Corporation accounts for its investments in subsidiaries using the equity method for purposes of the condensed consolidating financial information. Where subsidiaries are members of a consolidated tax filing group, Thomson Reuters Corporation allocates income tax expense pursuant to the tax sharing agreement among the members of the group, including application of the percentage method whereby members of the consolidated group are reimbursed for losses when they occur, regardless of the ability to use such losses on a standalone basis. We believe that this allocation is a systematic, rational approach for allocation of income tax balances. Adjustments necessary to consolidate the Parent, Guarantor Subsidiaries and Non-Guarantor Subsidiaries are reflected in the “Eliminations” column.

This basis of presentation is not intended to present the financial position of Thomson Reuters Corporation and the results of its operations for any purpose other than to comply with the specific requirements for guarantor reporting and should be read in conjunction with our consolidated interim financial statements for the three and nine months ended September 30, 2020, our 2019 annual consolidated financial statements, as well as our 2019 annual management’s discussion and analysis included in our 2019 annual report.

The following consolidating summary financial information is provided in compliance with the requirements of Section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. Thomson Reuters Corporation has also elected to provide the following supplemental financial information in accordance with Article 13 of Regulation S-X, as adopted by the SEC on March 2, 2020 and set forth in SEC Release No. 33-10762 in advance of the effective date of January 4, 2021, as permitted by the adopting release.

The following condensed consolidating financial information has been prepared in accordance with IFRS, as issued by the IASB and is unaudited.

CONDENSED CONSOLIDATING INCOME STATEMENT

Three months ended September 30, 2020

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	1,006	790	(353)	1,443

Operating expenses	-	-	(868)	(440)	353	(955)

Depreciation	-	-	(26)	(35)	-	(61)

Amortization of computer software	-	-	(6)	(128)	1	(133)

Amortization of other identifiable intangible assets	-	-	(13)	(19)	-	(32)

Other operating (losses) gains, net	-	-	(2)	58	-	56

Operating profit	-	-	91	226	1	318

Finance (costs) income, net:		-

Net interest expense	(39)	-	(1)	(9)	-	(49)

Other finance (costs) income	(24)	-	-	26	-	2

Intercompany net interest income (expense)	28	-	(13)	(15)	-	-

(Loss) income before tax and equity method investments	(35)	-	77	228	1	271

Share of post-tax losses in equity method investments	-	-	-	(178)	-	(178)

Share of post-tax earnings in subsidiaries	276	-	5	72	(353)	-

Tax (expense) benefit	-	-	(1)	148	-	147

Earnings from continuing operations	241	-	81	270	(352)	240

(Loss) earnings from discontinued operations, net of tax	-	-	(4)	5	-	1

Net earnings	241	-	77	275	(352)	241

Earnings attributable to common shareholders	241	-	77	275	(352)	241

CONDENSED CONSOLIDATING INCOME STATEMENT

Three months ended September 30, 2019

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	982	706	(275)	1,413

Operating expenses	(2)	-	(830)	(502)	275	(1,059)

Depreciation	-	-	(20)	(18)	-	(38)

Amortization of computer software	-	-	(7)	(111)	1	(117)

Amortization of other identifiable intangible assets	-	-	(16)	(12)	-	(28)

Other operating (losses) gains, net	-	-	(9)	93	7	91

Operating (loss) profit	(2)	-	100	156	8	262

Finance (costs) income, net:		-

Net interest expense	(39)	-	-	(1)	-	(40)

Other finance income (costs)	79	-	1	(83)	-	(3)

Intercompany net interest income (expense)	108	-	(5)	(103)	-	-

Income (loss) before tax and equity method investments	146	-	96	(31)	8	219

Share of post-tax losses in equity method investments	-	-	-	(304)	-	(304)

Share of post-tax (losses) earnings in subsidiaries	(190)	-	2	91	97	-

Tax (expense) benefit	-	-	(5)	18	-	13

(Loss) earnings from continuing operations	(44)	-	93	(226)	105	(72)

Earnings from discontinued operations, net of tax	-	-	-	28	-	28

Net (loss) earnings	(44)	-	93	(198)	105	(44)

(Loss) earnings attributable to common shareholders	(44)	-	93	(198)	105	(44)

CONDENSED CONSOLIDATING INCOME STATEMENT

Nine months ended September 30, 2020

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	3,071	2,339	(1,042)	4,368

Operating expenses	(8)	-	(2,669)	(1,266)	1,042	(2,901)

Depreciation	-	-	(59)	(85)	-	(144)

Amortization of computer software	-	-	(18)	(346)	2	(362)

Amortization of other identifiable intangible assets	-	-	(40)	(52)	-	(92)

Other operating (losses) gains, net	-	-	(13)	117	-	104

Operating (loss) profit	(8)	-	272	707	2	973

Finance (costs) income, net:

Net interest expense	(114)	-	(2)	(30)	-	(146)

Other finance income (costs)	60	-	(1)	(23)	-	36

Intercompany net interest income (expense)	80	-	(38)	(42)	-	-

Income before tax and equity method investments	18	-	231	612	2	863

Share of post-tax losses in equity method investments	-	-	-	(385)	-	(385)

Share of post-tax earnings in subsidiaries	542	-	16	156	(714)	-

Tax (expense) benefit	-		(71)	155	-	84

Earnings from continuing operations	560	-	176	538	(712)	562

(Loss) earnings from discontinued operations, net of tax	-	-	(4)	2	-	(2)

Net earnings	560	-	172	540	(712)	560

Earnings attributable to common shareholders	560	-	172	540	(712)	560

CONDENSED CONSOLIDATING INCOME STATEMENT

Nine months ended September 30, 2019

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	3,020	2,234	(931)	4,323

Operating expenses	(8)	-	(2,631)	(1,512)	931	(3,220)

Depreciation	-	-	(58)	(52)	-	(110)

Amortization of computer software	-	-	(16)	(312)	2	(326)

Amortization of other identifiable intangible assets	-	-	(47)	(33)	-	(80)

Other operating gains, net	-	-	7	398	(9)	396

Operating (loss) profit	(8)	-	275	723	(7)	983

Finance (costs) income, net:

Net interest (expense) income	(117)	-	-	5	-	(112)

Other finance (costs) income	(55)	-	1	22	-	(32)

Intercompany net interest income (expense)	283	-	(14)	(269)	-	-

Income before tax and equity method investments	103	-	262	481	(7)	839

Share of post-tax losses in equity method investments	-	-	-	(555)	-	(555)

Share of post-tax earnings in subsidiaries	137	-	3	206	(346)	-

Tax (expense) benefit	-		(56)	21	-	(35)

Earnings from continuing operations	240	-	209	153	(353)	249

Loss from discontinued operations, net of tax	-	-	-	(9)	-	(9)

Net earnings	240	-	209	144	(353)	240

Earnings attributable to common shareholders	240	-	209	144	(353)	240

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

September 30, 2020

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	1	-	147	1,004	-	1,152

Trade and other receivables	1	-	664	380	-	1,045

Intercompany receivables	3,404	-	238	3,029	(6,671)	-

Other financial assets	-	-	6	544	-	550

Prepaid expenses and other current assets	1	-	196	215	-	412

Current assets	3,407	-	1,251	5,172	(6,671)	3,159

Property and equipment, net	-	-	243	308	-	551

Computer software, net	-	-	30	843	(5)	868

Other identifiable intangible assets, net	-	-	1,163	2,273	-	3,436

Goodwill	-	-	3,731	2,170	-	5,901

Equity method investments	-	-	-	1,206	-	1,206

Other non-current assets	43	-	119	546	-	708

Intercompany receivables	331	-	-	778	(1,109)	-

Investments in subsidiaries	12,073	-	47	3,983	(16,103)	-

Deferred tax	-	-	-	1,209	-	1,209

Total assets	15,854	-	6,584	18,488	(23,888)	17,038

LIABILITIES AND EQUITY

Liabilities

Payables, accruals and provisions	63	-	333	745	-	1,141

Deferred revenue	-	-	609	201	-	810

Intercompany payables	2,509	-	521	3,641	(6,671)	-

Other financial liabilities	-	-	20	126	-	146

Current liabilities	2,572	-	1,483	4,713	(6,671)	2,097

Long-term indebtedness	3,720	-	-	-	-	3,720

Provisions and other non-current liabilities	2	-	79	1,151	-	1,232

Intercompany payables	-	-	778	331	(1,109)	-

Deferred tax	-	-	214	215	-	429

Total liabilities	6,294	-	2,554	6,410	(7,780)	7,478

Equity

Total equity	9,560	-	4,030	12,078	(16,108)	9,560

Total liabilities and equity	15,854	-	6,584	18,488	(23,888)	17,038

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

December 31, 2019

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	5	-	169	651	-	825

Trade and other receivables	1	-	749	417	-	1,167

Intercompany receivables	3,289	-	440	2,699	(6,428)	-

Other financial assets	-	-	6	527	-	533

Prepaid expenses and other current assets	1	-	194	351	-	546

Current assets	3,296	-	1,558	4,645	(6,428)	3,071

Property and equipment, net	-	-	272	343	-	615

Computer software, net	-	-	47	859	(6)	900

Other identifiable intangible assets, net	-	-	1,203	2,315	-	3,518

Goodwill	-	-	3,658	2,195	-	5,853

Equity method investments	-	-	-	1,551	-	1,551

Other non-current assets	-	-	124	487	-	611

Intercompany receivables	283	-	-	778	(1,061)	-

Investments in subsidiaries	11,605	-	27	4,025	(15,657)	-

Deferred tax	-	-	-	1,176	-	1,176

Total assets	15,184	-	6,889	18,374	(23,152)	17,295

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	578	-	-	1	-	579

Payables, accruals and provisions	44	-	484	845	-	1,373

Deferred revenue	-	-	583	250	-	833

Intercompany payables	2,031	-	668	3,729	(6,428)	-

Other financial liabilities	262	-	19	153	-	434

Current liabilities	2,915	-	1,754	4,978	(6,428)	3,219

Long-term indebtedness	2,676	-	-	-	-	2,676

Provisions and other non-current liabilities	33	-	82	1,149	-	1,264

Intercompany payables	-	-	778	283	(1,061)	-

Deferred tax	-	-	223	353	-	576

Total liabilities	5,624	-	2,837	6,763	(7,489)	7,735

Equity

Total equity	9,560	-	4,052	11,611	(15,663)	9,560

Total liabilities and equity	15,184	-	6,889	18,374	(23,152)	17,295

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Three months ended September 30, 2020

Net cash (used in) provided by operating activities	(13)	-	(141)	735	-	581

Net cash provided by (used in) investing activities	47	-	(9)	(28)	(72)	(62)

Net cash (used in) provided by financing activities	(37)	-	15	(368)	72	(318)

(Decrease) increase in cash and bank overdrafts	(3)	-	(135)	339	-	201

Three months ended September 30, 2019

Net cash provided by operating activities	5	-	120	139	-	264

Net cash provided by (used in) investing activities	62	-	11	(829)	(181)	(937)

Net cash (used in) provided by financing activities	(67)	-	50	(448)	181	(284)

Increase (decrease) in cash and bank overdrafts	-	-	181	(1,138)	-	(957)
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Nine months ended September 30, 2020

Net cash (used in) provided by operating activities	(114)	-	286	1,007	-	1,179

Net cash used in investing activities	-	-	(20)	(124)	(260)	(404)

Net cash provided by (used in) financing activities	110	-	(288)	(525)	260	(443)

(Decrease) increase in cash and bank overdrafts	(4)	-	(22)	358	-	332

Nine months ended September 30, 2019

Net cash (used in) provided by operating activities	(49)	-	278	118	-	347

Net cash provided by (used in) investing activities	62	-	60	(981)	(231)	(1,090)

Net cash used in financing activities	(17)	-	(78)	(947)	231	(811)

(Decrease) increase in cash and bank overdrafts	(4)	-	260	(1,810)	-	(1,554)